FILE NO. 333-173488
                                                                    CIK #1511628


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                AMENDMENT NO. 1
                                       TO
                             REGISTRATION STATEMENT
                                       ON
                                    FORM S-6

   For Registration under the Securities Act of 1933 of Securities of Unit Investment Trusts Registered on Form N-8B-2.

     A.   Exact Name of Trust: VAN KAMPEN UNIT TRUSTS, SERIES 1111

     B.   Name of Depositor: VAN KAMPEN FUNDS INC.

     C.   Complete address of Depositor's principal executive offices:

                               11 Greenway Plaza
                           Houston, Texas 77046-1173

     D.   Name and complete address of agents for service:


PAUL, HASTINGS, JANOFSKY & WALKER LLP             VAN KAMPEN FUNDS INC.
Attention:  Michael R. Rosella, Esq.              Attention: John M. Zerr, Esq.
75 East 55th Street                               11 Greenway Plaza
New York, New York  10022                         Houston, Texas 77046-1173


     E. Title of securities being registered: Units of fractional undivided beneficial interest.

     F.   Approximate date of proposed sale to the public:

 AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THE REGISTRATION STATEMENT

   / X / Check box if it is proposed that this filing will become effective immediately upon filing on June 3, 2011, pursuant to Rule 487.





Closed-End Strategy: Master Municipal Income Portfolio -- California Series 14

Closed-End Strategy: Master Municipal Income Portfolio -- New York Series 14
--------------------------------------------------------------------------------

   The unit investment trusts named above (the "Portfolios"), included in Van Kampen Unit Trusts, Series 1111, seek federally tax-exempt income by investing in a portfolio of closed-end funds selected by Cohen & Steers Capital Management, Inc. which concentrate in tax-exempt municipal bonds. The California Series and New York Series also seek to provide income exempt from state income tax for residents of the applicable state. Of course, we cannot guarantee that a Portfolio will achieve its objective.


   An investment can be made in the underlying funds directly rather than through the Portfolios. These direct investments can be made without paying the Portfolio sales charge, operating expenses and organization costs.


                                  June 3, 2011


      You should read this prospectus and retain it for future reference.

 The Securities and Exchange Commission has not approved or disapproved of the
       Units or passed upon the adequacy or accuracy of this prospectus.
               Any contrary representation is a criminal offense.




INVESCO





Closed-End Strategy: Master Municipal Income Portfolio -- California Series

   Investment Objective. The Portfolio seeks to provide income exempt from federal and California income tax.

   Principal Investment Strategy. The Portfolio seeks to achieve its objective by investing in a portfolio consisting of common stock of closed-end investment companies (known as "closed-end funds") selected by Cohen & Steers Capital Management, Inc. (the "Portfolio Consultant"). These closed-end funds generally seek to invest in tax-exempt municipal bonds issued primarily by California issuers. Income may be subject to the alternative minimum tax and a portion of the income could be derived from non-California bonds and be taxable to California residents.

   The Portfolio Consultant sought to construct a well-diversified portfolio of leveraged closed-end funds that have strong fundamentals and are advised by well-regarded managers in this asset class. Cohen & Steers believes that the large number of national and single state municipal closed-end funds -- there are nearly 250 funds at this time -- contribute to secondary market inefficiencies in this sector. In selecting funds for the Portfolio, the Portfolio Consultant generally considered only funds with a ten-day average daily trading volume greater than $200,000 and a market capitalization greater than $75,000,000 at the time of selection. In general, after screening out funds that did not meet the above criteria, Cohen & Steers then applied a proprietary selection methodology for including Funds in the Portfolio. The Cohen & Steers proprietary methodology evaluates a series of factors, including, but not limited to, the following factors:

     o    Current dividend yield;

     o    Share price premium/discount to net asset value;

     o    Amount and type of leverage in the capital structure;

     o    Estimate of fund earnings power;

     o    Embedded dividend payment cushion;

     o    Expense ratios;

     o    Historical track record; and

     o    History with regard to dividend changes.

   After evaluating each of the screened funds, the Portfolio Consultant uses its proprietary valuation model to score each fund. The Cohen & Steers Closed-End Fund Investment Committee reviews the results of the screening process to select funds for inclusion in the Portfolio. Funds advised by Van Kampen Funds Inc., the Sponsor, the Portfolio Consultant and their affiliates were excluded from consideration for the Portfolio in an effort to maintain independence in the portfolio selection process.


   Approximately 51% of the closed-end funds in the Portfolio are funds classified as "non-diversified" under the Investment Company Act of 1940. These funds can invest a greater portion of their assets in obligations of a single issuer. As a result, these funds may be more susceptible to volatility than a more widely diversified fund.


   Principal Risks. As with all investments, you can lose money by investing in this Portfolio. The Portfolio also might not perform as well as you expect. This can happen for reasons such as these:

     o Security prices will fluctuate. The value of your investment may fall over time.

     o The value of the securities in the closed- end funds will generally fall if interest rates, in general, rise. No one can predict whether interest rates will rise or fall in the future.

     o A security issuer may be unable to make interest and/or principal payments in the future. This may reduce the level of dividends a closed-end fund pays which would reduce your income and cause the value of your Units to fall.

     o The financial condition of a security issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your Units. This may occur at any point in time, including during the primary offering period.

     o The Portfolio invests in shares of closed-end funds. You should understand the section titled "Closed-End Funds" before you invest. In particular, shares of these funds frequently trade at a discount from their net asset value and are subject to risks related to factors such as management's ability to achieve a fund's objective, market conditions affecting a fund's investments and use of leverage. The Portfolio and the underlying funds have management and operating expenses. You will bear not only your share of the Portfolio's expenses, but also the expenses of the underlying funds. By investing in other funds, the Portfolio incurs greater expenses than you would incur if you invested directly in the funds.

     o The closed-end funds may invest in securities rated below investment grade and are considered to be "junk" securities. These securities are considered to be speculative and are subject to greater market and credit risks. Accordingly, the risk of default is higher than investment grade securities. In addition, these securities may be more sensitive to interest rate changes and may be more likely to make early returns of principal.

     o Because the Portfolio is concentrated in closed-end funds that invest in bonds of issuers located in California, there may be more risk than if the bonds were issued by issuers located in several states. The financial condition of California is affected by various national and local, economic, social and environmental policies and conditions and may have an effect on the value of Units.

     o We do not actively manage the Portfolio. While the closed-end funds have managed portfolios, except in limited circumstances, the Portfolio will hold, and continue to buy, shares of the same funds even if their market value declines.


                                   Fee Table

   The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 Public Offering Price per Unit. Actual expenses may vary.

                                     As a % of
                                      Public   Amount
                                     Offering  Per 100
Sales Charge                           Price    Units
                                     --------  --------
Initial sales charge                   1.000%  $10.000
Deferred sales charge                  1.450    14.500
Creation and development fee           0.500     5.000
                                     --------  -------
Maximum sales charge                   2.950%  $29.500
                                     ========  =======

                                      As a %   Amount
                                      of Net   Per 100
                                      Assets    Units
                                     --------  -------

Estimated Organization Costs           0.345%  $ 3.336
                                     ========  =======
Estimated Annual Expenses
Trustee's fee and operating expenses   0.238%  $ 2.303
Supervisory fee                        0.025     0.242
Bookkeeping and administrative fees    0.016     0.150
Estimated underlying fund expenses     1.226    11.862
                                     --------  -------
Total                                  1.505%  $14.557*
                                     ========  =======



                                    Example

   This example helps you compare the cost of the Portfolio with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the Portfolio's annual return is 5%. Your actual returns and expenses will vary. This example also assumes that you continue to follow the Portfolio strategy and roll your investment, including all distributions, into a new trust each year subject to a reduced rollover sales charge of 1.95%. Based on these assumptions, you would pay the following expenses for every $10,000 you invest in the Portfolio:


1 year   $     474
3 years      1,226
5 years      1,994
10 years     3,988



---------------
* The estimated annual expenses are based upon the estimated trust size for the Portfolio determined as of the initial date of deposit. Because certain of the operating expenses are fixed amounts, if the Portfolio does not reach the estimated size, or if the value of the Portfolio or number of outstanding units decline over the life of the trust, or if the actual amount of the operating expenses exceeds the estimated amounts, the actual amount of the operating expenses per 100 units would exceed the estimated amounts. In some cases, the actual amount of operating expenses may substantially differ from the amounts reflected above.



   The maximum sales charge is 2.95% of the Public Offering Price per Unit. The initial sales charge is the difference between the total sales charge (maximum of 2.95% of the Public Offering Price) and the sum of the remaining deferred sales charge and the total creation and development fee. The deferred sales charge is fixed at $0.145 per Unit and accrues daily from October 10, 2011 through March 9, 2012. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full. The combination of the initial and deferred sales charges comprises the "transactional sales charge". The creation and development fee is fixed at $0.05 per Unit and is paid at the earlier of the end of the initial offering period (anticipated to be three months) or six months following the Initial Date of Deposit. The Portfolio assesses the Supervisory Fee as a percentage of the daily net asset value (0.025%). Other annual expenses are assessed as dollar amounts per Unit.


   Although not an actual operating expense, the Portfolio, and therefore the Unitholders, will indirectly bear the operating expenses of the funds held by the Portfolio in the estimated amount provided above. Estimated fund expenses are based upon the net asset value of the number of fund shares held by the Portfolio per Unit multiplied by the annual operating expenses of the funds for the most recent fiscal year.

--------------------------------------------------------------------------------
                        Essential Information

Unit Price at Initial Date of Deposit                   $10.0000


Initial Date of Deposit                             June 3, 2011

Mandatory Termination Date                     September 4, 2012

Estimated Net Annual Income1,2                 $0.64133 per Unit


Record Dates2                             10th day of each month

Distribution Dates2                       25th day of each month


CUSIP Numbers                                  Cash -- 92121N183
                                           Reinvest -- 92121N191
                                      Wrap Fee Cash -- 92121N209
                                  Wrap Fee Reinvest -- 92121N217
--------------------------------------------------------------------------------


1 As of close of business day prior to Initial Date of Deposit. The actual distributions you receive will vary from the estimated amount due to changes in the Portfolio's fees and expenses, in actual income received by the Portfolio, currency fluctuations and with changes in the Portfolio such as the acquisition or liquidation of securities. See "Rights of Unitholders--Estimated Distributions."


2 The Trustee will make distributions of income and capital on each monthly Distribution Date to Unitholders of record on the preceding Record Date, provided that the total cash held for distribution equals at least 0.1% of the Portfolio's net asset value. Undistributed income and capital will be distributed in the next month in which the total cash held for distribution equals at least 0.1% of the Portfolio's net asset value. Based on the foregoing, it is currently estimated that the initial distribution will occur in July 2011.




Closed-End Strategy: Master Municipal Income Portfolio -- California Series 14

Portfolio
--------------------------------------------------------------------------------------------
                                                                    Current    Cost of
Number                                                Market Value  Dividend   Securities to
of Shares  Name of Issuer (1)                         per Share (2) Yield (3)  Portfolio (2)
--------------------------------------------------------------------------------------------
       505 Alliance California Municipal Income Fund  $   13.220       6.92%   $   6,676.10
     1,409 BlackRock California Municipal Income
             Trust                                        13.330       6.81       18,781.97
     1,269 BlackRock MuniYield California Fund, Inc.      14.070       6.74       17,854.83
     1,409 BlackRock MuniYield California Quality
             Fund, Inc.                                   13.170       6.70       18,556.53
       484 Eaton Vance California Municipal Income
             Trust                                        11.960       7.41        5,788.64
       330 MFS California Municipal Fund                  10.400       7.50        3,432.00
     1,213 Nuveen California Dividend Advantage
             Municipal Fund                               12.650       7.07       15,344.45
       839 Nuveen California Dividend Advantage
             Municipal Fund 2                             13.730       6.99       11,519.47
       734 Nuveen California Investment Quality
             Municipal Fund, Inc.                         13.080       6.97        9,600.72
       752 Nuveen California Performance Plus
             Municipal Fund, Inc.                         13.210       6.81        9,933.92
       376 Nuveen California Premium Income
             Municipal Fund                               12.750       6.82        4,794.00
     1,076 Nuveen California Select Quality Municipal
             Fund, Inc.                                   13.650       7.12       14,687.40
       866 Nuveen Insured California Dividend
             Advantage Municipal Fund                     13.940       6.76       12,072.04
----------                                                                     ------------
    11,262                                                                     $ 149,042.07
==========                                                                     ============


See "Notes to Portfolios."


Closed-End Strategy: Master Municipal Income Portfolio -- New York Series

   Investment Objective. The Portfolio seeks to provide income exempt from federal and New York income tax.

   Principal Investment Strategy. The Portfolio seeks to achieve its objective by investing in a portfolio consisting of common stock of closed-end investment companies (known as "closed-end funds") selected by Cohen & Steers Capital Management, Inc. (the "Portfolio Consultant"). These closed-end funds generally seek to invest in tax-exempt municipal bonds issued primarily by New York issuers. Income may be subject to the alternative minimum tax and a portion of the income could be derived from non-New York bonds and be taxable to New York residents.

   The Portfolio Consultant sought to construct a well-diversified portfolio of leveraged closed-end funds that have strong fundamentals and are advised by well-regarded managers in this asset class. Cohen & Steers believes that the large number of national and single state municipal closed-end funds -- there are nearly 250 funds at this time -- contribute to secondary market inefficiencies in this sector. In selecting funds for the Portfolio, the Portfolio Consultant generally considered only funds with a ten-day average daily trading volume greater than $100,000 and a market capitalization greater than $75,000,000 at the time of selection. In general, after screening out funds that did not meet the above criteria, Cohen & Steers then applied a proprietary selection methodology for including Funds in the Portfolio. The Cohen & Steers proprietary methodology evaluates a series of factors, including, but not limited to, the following factors:

     o    Current dividend yield;

     o    Share price premium/discount to net asset value;

     o    Amount and type of leverage in the capital structure;

     o    Estimate of fund earnings power;

     o    Embedded dividend payment cushion;

     o    Expense ratios;

     o    Historical track record; and

     o    History with regard to dividend changes.

   After evaluating each of the screened funds, the Portfolio Consultant uses its proprietary valuation model to score each fund. The Cohen & Steers Closed-End Fund Investment Committee reviews the results of the screening process to select funds for inclusion in the Portfolio. Funds advised by Van Kampen Funds Inc., the Sponsor, the Portfolio Consultant and their affiliates were excluded from consideration for the Portfolio in an effort to maintain independence in the portfolio selection process.


   Approximately 63% of the closed-end funds in the Portfolio are funds classified as "non-diversified" under the Investment Company Act of 1940. These funds can invest a greater portion of their assets in obligations of a single issuer. As a result, these funds may be more susceptible to volatility than a more widely diversified fund.


   Principal Risks. As with all investments, you can lose money by investing in this Portfolio. The Portfolio also might not perform as well as you expect. This can happen for reasons such as these:

     o Security prices will fluctuate. The value of your investment may fall over time.

     o The value of the securities in the closed-end funds will generally fall if interest rates, in general, rise. No one can predict whether interest rates will rise or fall in the future.

     o A security issuer may be unable to make interest and/or principal payments in the future. This may reduce the level of dividends a closed-end fund pays which would reduce your income and cause the value of your Units to fall.

     o The financial condition of a security issuer may worsen or its credit ratings may drop, resulting in a reduction in the value of your Units. This may occur at any point in time, including during the primary offering period.

     o The Portfolio invests in shares of closed-end funds. You should understand the section titled "Closed-End Funds" before you invest. In particular, shares of these funds frequently trade at a discount from their net asset value and are subject to risks related to factors such as management's ability to achieve a fund's objective, market conditions affecting a fund's investments and use of leverage. The Portfolio and the underlying funds have management and operating expenses. You will bear not only your share of the Portfolio's expenses, but also the expenses of the underlying funds. By investing in other funds, the Portfolio incurs greater expenses than you would incur if you invested directly in the funds.

     o The closed-end funds may invest in securities rated below investment grade and are considered to be "junk" securities. These securities are considered to be speculative and are subject to greater market and credit risks. Accordingly, the risk of default is higher than investment grade securities. In addition, these securities may be more sensitive to interest rate changes and may be more likely to make early returns of principal.

     o Because the Portfolio is concentrated in closed-end funds that invest in bonds of issuers located in New York, there may be more risk than if the bonds were issued by issuers located in several states. The financial condition of New York is affected by various national and local, economic, social and environmental policies and conditions and may have an effect on the value of Units.

     o We do not actively manage the Portfolio. While the closed-end funds have managed portfolios, except in limited circumstances, the Portfolio will hold, and continue to buy, shares of the same funds even if their market value declines.


                                   Fee Table

   The amounts below are estimates of the direct and indirect expenses that you may incur based on a $10 Public Offering Price per Unit. Actual expenses may vary.

                                     As a % of
                                      Public   Amount
                                     Offering  Per 100
Sales Charge                           Price    Units
                                     --------  -------
Initial sales charge                   1.000%  $10.000
Deferred sales charge                  1.450    14.500
Creation and development fee           0.500     5.000
                                     --------  -------
Maximum sales charge                   2.950%  $29.500
                                     ========  =======

                                      As a %   Amount
                                      of Net   Per 100
                                      Assets    Units
                                     --------  -------

Estimated Organization Costs           0.470%  $ 4.542
                                     ========  =======
Estimated Annual Expenses
Trustee's fee and operating expenses   0.290%  $ 2.799
Supervisory fee                        0.025     0.242
Bookkeeping and administrative fees    0.015     0.150
Estimated underlying fund expenses     1.306    12.613
                                     --------  -------
Total                                  1.636%  $15.804*
                                     ========  =======



                                    Example

   This example helps you compare the cost of the Portfolio with other unit trusts and mutual funds. In the example we assume that the expenses do not change and that the Portfolio's annual return is 5%. Your actual returns and expenses will vary. This example also assumes that you continue to follow the Portfolio strategy and roll your investment, including all distributions, into a new trust each year subject to a reduced rollover sales charge of 1.95%. Based on these assumptions, you would pay the following expenses for every $10,000 you invest in the Portfolio:


1 year   $     498
3 years      1,297
5 years      2,108
10 years     4,195



--------------
* The estimated annual expenses are based upon the estimated trust size for the Portfolio determined as of the initial date of deposit. Because certain of the operating expenses are fixed amounts, if the Portfolio does not reach the estimated size, or if the value of the Portfolio or number of outstanding units decline over the life of the trust, or if the actual amount of the operating expenses exceeds the estimated amounts, the actual amount of the operating expenses per 100 units would exceed the estimated amounts. In some cases, the actual amount of operating expenses may substantially differ from the amounts reflected above.



   The maximum sales charge is 2.95% of the Public Offering Price per Unit. The initial sales charge is the difference between the total sales charge (maximum of 2.95% of the Public Offering Price) and the sum of the remaining deferred sales charge and the total creation and development fee. The deferred sales charge is fixed at $0.145 per Unit and accrues daily from October 10, 2011 through March 9, 2012. Your Portfolio pays a proportionate amount of this charge on the 10th day of each month beginning in the accrual period until paid in full. The combination of the initial and deferred sales charges comprises the "transactional sales charge". The creation and development fee is fixed at $0.05 per Unit and is paid at the earlier of the end of the initial offering period (anticipated to be three months) or six months following the Initial Date of Deposit. The Portfolio assesses the Supervisory Fee as a percentage of the daily net asset value (0.025%). Other annual expenses are assessed as dollar amounts per Unit.


   Although not an actual operating expense, the Portfolio, and therefore the Unitholders, will indirectly bear the operating expenses of the funds held by the Portfolio in the estimated amount provided above. Estimated fund expenses are based upon the net asset value of the number of fund shares held by the Portfolio per Unit multiplied by the annual operating expenses of the funds for the most recent fiscal year.

--------------------------------------------------------------------------------
                        Essential Information

Unit Price at Initial Date of Deposit                   $10.0000


Initial Date of Deposit                             June 3, 2011

Mandatory Termination Date                     September 4, 2012

Estimated Net Annual Income1,2                 $0.57409 per Unit


Record Dates2                             10th day of each month

Distribution Dates2                       25th day of each month


CUSIP Numbers                                  Cash -- 92121N225
                                           Reinvest -- 92121N233
                                      Wrap Fee Cash -- 92121N241
                                  Wrap Fee Reinvest -- 92121N258
--------------------------------------------------------------------------------


1 As of close of business day prior to Initial Date of Deposit. The actual distributions you receive will vary from the estimated amount due to changes in the Portfolio's fees and expenses, in actual income received by the Portfolio, currency fluctuations and with changes in the Portfolio such as the acquisition or liquidation of securities. See "Rights of Unitholders--Estimated Distributions."


2 The Trustee will make distributions of income and capital on each monthly Distribution Date to Unitholders of record on the preceding Record Date, provided that the total cash held for distribution equals at least 0.1% of the Portfolio's net asset value. Undistributed income and capital will be distributed in the next month in which the total cash held for distribution equals at least 0.1% of the Portfolio's net asset value. Based on the foregoing, it is currently estimated that the initial distribution will occur in July 2011.




Closed-End Strategy: Master Municipal Income Portfolio -- New York Series 14

Portfolio
------------------------------------------------------------------------------------------
                                                                  Current    Cost of
Number                                              Market Value  Dividend   Securities to
of Shares  Name of Issuer (1)                       per Share (2) Yield (3)  Portfolio (2)
------------------------------------------------------------------------------------------
       962 Alliance New York Municipal Income Fund  $   13.950       6.11%   $  13,419.90
       840 BlackRock Muni New York Intermediate
             Duration Fund, Inc.                        13.550       5.40       11,382.00
     1,337 BlackRock MuniHoldings New York Quality
             Fund, Inc.                                 13.770       6.93       18,410.49
     1,464 BlackRock MuniYield New York Quality
             Fund, Inc.                                 12.740       6.69       18,651.36
       342 BlackRock New York Municipal Bond Trust      14.650       6.72        5,010.30
     1,044 BlackRock New York Municipal Income
             Quality Trust                              13.480       6.36       14,073.12
       942 Eaton Vance New York Municipal Income
             Trust                                      12.920       7.04       12,170.64
     1,332 Nuveen New York Investment Quality
             Municipal Fund, Inc.                       13.960       5.76       18,594.72
     1,345 Nuveen New York Quality Income Municipal
             Fund, Inc.                                 13.800       6.00       18,561.00
     1,322 Nuveen New York Select Quality Municipal
             Fund, Inc.                                 14.090       5.96       18,626.98
----------                                                                   ------------
    10,930                                                                   $ 148,900.51
==========                                                                   ============


See "Notes to Portfolios."


Notes to Portfolios


(1) The Securities are initially represented by "regular way" contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. Contracts to acquire Securities were entered into on June 2, 2011 and have a settlement date of June 7, 2011 (see "The Portfolios").


(2) The value of each Security is determined on the bases set forth under "Public Offering--Unit Price" as of the close of the New York Stock Exchange on the business day before the Initial Date of Deposit. In accordance with FASB Accounting Standards Codification ("ASC"), ASC 820, Fair Value Measurements and Disclosures, the Portfolio's investments are classified as Level 1, which refers to security prices determined using quoted prices in active markets for identical securities. Other information regarding the Securities, as of the Initial Date of Deposit, is as follows:

                                                                  Profit
                                                Cost to          (Loss) To
                                                Sponsor           Sponsor
                                             --------------    --------------

Closed-End Strategy: Master Municipal
    Income Portfolio -- California Series    $      149,380    $     (338)
Closed-End Strategy: Master Municipal
    Income Portfolio -- New York Series      $      149,228    $     (327)



(3) Current Dividend Yield for each Security is based on the estimated annual dividends per share and the Security's value as of the most recent close of trading on the New York Stock Exchange on the business day before the Initial Date of Deposit. Generally, estimated annual dividends per share are calculated by annualizing the most recently declared regular dividends or by adding the most recent regular interim and final dividends declared and reflect any foreign withholding taxes. In certain cases, this calculation may consider several recently declared dividends in order for the Current Dividend Yield to be more reflective of recent historical dividend rates.



            REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM


   To the Unitholders of Van Kampen Unit Trusts, Series 1111:

   We have audited the accompanying statements of condition and the related portfolios of Closed-End Strategy: Master Municipal Income Portfolio -- California Series 14 and Closed-End Strategy: Master Municipal Income Portfolio -- New York Series 14 (included in Van Kampen Unit Trusts, Series 1111) as of June 3, 2011. The statements of condition are the responsibility of the Sponsor. Our responsibility is to express an opinion on such statements of condition based on our audits.

   We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the statements of condition are free of material misstatement. The trusts are not required to have, nor were we engaged to perform an audit of their internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the trusts' internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statements of condition, assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall statements of condition presentation. Our procedures included confirmation with The Bank of New York Mellon, Trustee, of cash or an irrevocable letter of credit deposited for the purchase of Securities as shown in the statements of condition as of June 3, 2011. We believe that our audits of the statements of condition provide a reasonable basis for our opinion.

   In our opinion, the statements of condition referred to above present fairly, in all material respects, the financial position of Closed-End
Strategy: Master Municipal Income Portfolio -- California Series 14 and Closed-End Strategy: Master Municipal Income Portfolio -- New York Series 14 (included in Van Kampen Unit Trusts, Series 1111) as of June 3, 2011, in conformity with accounting principles generally accepted in the United States of America.

                                                          /s/ GRANT THORNTON LLP

New York, New York
June 3, 2011



                             STATEMENTS OF CONDITION
                               As of June 3, 2011

                                                               California       New York
INVESTMENT IN SECURITIES                                         Series          Series
                                                           ---------------  ---------------
Contracts to purchase Securities (1)                       $       149,042  $       148,901
                                                           ---------------  ---------------
     Total                                                 $       149,042  $       148,901
                                                           ===============  ===============
LIABILITIES AND INTEREST OF UNITHOLDERS
Liabilities--
     Organization costs (2)                                $           502 $            684
     Deferred sales charge liability (3)                             2,183            2,181
     Creation and development fee liability (4)                        753              752
Interest of Unitholders--
     Cost to investors (5)                                         150,550          150,410
     Less: initial sales charge (5)(6)                               1,508            1,509
Less: deferred sales charge, creation and development
          fee and organization costs (2)(4)(5)(6)                    3,438            3,617
                                                           ---------------  ---------------
          Net interest to Unitholders (5)                          145,604          145,284
                                                           ---------------  ---------------
     Total                                                 $       149,042  $       148,901
                                                           ===============  ===============
Units outstanding                                                   15,055           15,041
                                                           ===============  ===============
Net asset value per Unit                                   $         9.672  $         9.660
                                                           ===============  ===============

-----------------
(1) The value of the Securities is determined by the Trustee on the bases set forth under "Public Offering--Unit Price". The contracts to purchase Securities are collateralized by separate irrevocable letters of credit which have been deposited with the Trustee.

(2) A portion of the Public Offering Price represents an amount sufficient to pay for all or a portion of the costs incurred in establishing each Portfolio. The amount of these costs are set forth in the "Fee Table". A distribution will be made as of the earlier of the close of the initial offering period (approximately three months) or six months following the Initial Date of Deposit to an account maintained by the Trustee from which the organization expense obligation of the investors will be satisfied. To the extent that actual organization costs of a Portfolio are greater than the estimated amount, only the estimated organization costs added to the Public Offering Price will be reimbursed to the Sponsor and deducted from the assets of a Portfolio.

(3) Represents the amount of mandatory distributions from a Portfolio on the bases set forth under "Public Offering".

(4) The creation and development fee is payable by a Portfolio on behalf of Unitholders out of the assets of the Portfolio as of the close of the initial offering period. If Units are redeemed prior to the close of the initial public offering period, the fee will not be deducted from the proceeds.

(5) The aggregate public offering price and the aggregate sales charge are computed on the bases set forth under "Public Offering".

(6)  Assumes the maximum sales charge.






THE PORTFOLIOS
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   The Portfolios were created under the laws of the State of New York pursuant to a Trust Indenture and Trust Agreement (the "Trust Agreement"), dated the date of this prospectus (the "Initial Date of Deposit"), among Van Kampen Funds Inc., as Sponsor, Cohen & Steers Capital Management, Inc., as Supervisor, and The Bank of New York Mellon, as Trustee.

   The Portfolios offer investors the opportunity to purchase Units representing proportionate interests in a portfolio of shares of closed-end funds. A Portfolio may be an appropriate medium for investors who desire to participate in a portfolio of securities with greater diversification than they might be able to acquire individually.

   The Sponsor intends to qualify Units for sale in a number of states, provided that Units of the California Series may be purchased only by residents of California and Units of the New York Series may be purchased by residents of New York, Connecticut, Florida and New Jersey.

   On the Initial Date of Deposit, the Sponsor deposited delivery statements relating to contracts for the purchase of the Securities and an irrevocable letter of credit in the amount required for these purchases with the Trustee. In exchange for these contracts the Trustee delivered to the Sponsor documentation evidencing the ownership of Units of the Portfolios. Unless otherwise terminated as provided in the Trust Agreement, the Portfolios will terminate on the Mandatory Termination Date and any remaining Securities will be liquidated or distributed by the Trustee within a reasonable time. As used in this prospectus the term "Securities" means the securities (including contracts to purchase these securities) listed in each "Portfolio" and any additional securities deposited into each Portfolio.

   Additional Units of a Portfolio may be issued at any time by depositing in the Portfolio (i) additional Securities, (ii) contracts to purchase Securities together with cash or irrevocable letters of credit or (iii) cash (or a letter of credit or the equivalent) with instructions to purchase additional Securities. As additional Units are issued by a Portfolio, the aggregate value of the Securities will be increased and the fractional undivided interest represented by each Unit may be decreased. The Sponsor may continue to make additional deposits into a Portfolio following the Initial Date of Deposit provided that the additional deposits will be in amounts which will maintain, as nearly as practicable, the same percentage relationship among the number of shares of each Security in the Portfolio that existed immediately prior to the subsequent deposit. Investors may experience a dilution of their investments and a reduction in their anticipated income because of fluctuations in the prices of the Securities between the time of the deposit and the purchase of the Securities and because a Portfolio will pay the associated brokerage or acquisition fees. In addition, during the initial offering of Units it may not be possible to buy a particular Security due to trading restrictions or corporate actions. While such limitations are in effect, additional Units would be created by purchasing each of the Securities in your Portfolio that are not subject to those limitations. This would also result in the dilution of the investment in any such Security not purchased and potential variances in anticipated income. Purchases and sales of Securities by your Portfolio may impact the value of the Securities. This may especially be the case during the initial offering of Units, upon Portfolio termination and in the course of satisfying large Unit redemptions.

   Each Unit of your Portfolio initially offered represents an undivided interest in the Portfolio. At the close of the New York Stock Exchange on the Initial Date of Deposit, the number of Units may be adjusted so that the Public Offering Price per Unit equals $10. The number of Units, fractional interest of each Unit in your Portfolio and the estimated distributions per Unit will increase or decrease to the extent of any adjustment. To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in your Portfolio represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in your Portfolio will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.

   Each Portfolio consists of (a) the Securities (including contracts for the purchase thereof) listed under the applicable "Portfolio" as may continue to be held from time to time in the Portfolio, (b) any additional Securities acquired and held by the Portfolio pursuant to the provisions of the Trust Agreement and
(c) any cash held in the related Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any contract failure in any of the Securities.

OBJECTIVES AND SECURITIES SELECTION
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   The objective of each Portfolio is described in the individual Portfolio sections. There is no assurance that a Portfolio will achieve its objective.

   The Portfolio Consultant is not an affiliate of the Sponsor. The Sponsor did not select the Securities for the Portfolios. The Portfolio Consultant may use the list of Securities in its independent capacity as an investment adviser and distributes this information to various individuals and entities. The Portfolio Consultant may recommend or effect transactions in the Securities. This may have an adverse effect on the prices of the Securities. This also may have an impact on the price a Portfolio pays for the Securities and the price received upon Unit redemptions or Portfolio termination. The Portfolio Consultant may act as agent or principal in connection with the purchase and sale of securities, including the Securities. The Portfolio Consultant also issues reports and makes recommendations on the Securities. The Portfolio Consultant's research department may receive compensation based on commissions generated by research and/or sales of Units.

   Neither the Portfolio Consultant nor the Sponsor manage the Portfolios. You should note that the Portfolio Consultant applied the selection criteria to the Securities for inclusion in the Portfolios prior to the Initial Date of Deposit. After this time, the Securities may no longer meet the selection criteria. Should a Security no longer meet the selection criteria, we will generally not remove the Security from a Portfolio. In offering the Units to the public, neither the Sponsor nor any broker-dealers are recommending any of the individual Securities but rather the entire pool of Securities in a Portfolio, taken as a whole, which are represented by the Units.


   The Portfolio Consultant. Founded in 1986, Cohen & Steers Capital Management Inc. is a manager of portfolios specializing in U.S. REITs, international real estate securities, large cap value stocks, listed infrastructure and utilities, and preferred securities. As of March 31, 2011, Cohen & Steers Capital Management Inc. had $38.0 billion in assets under management. Cohen & Steers manages separate account portfolios for institutional investors, including some of the world's largest pension funds and endowments. In addition, the firm manages open- and closed-end funds for both retail and institutional investors. Cohen & Steers is among the largest REIT managers in the U.S. and employs a significant research and trading staff. Many investors have come to view Cohen & Steers as an important source for income-oriented investment products. Cohen & Steers also acts as Supervisor of the Portfolios. As described above, Cohen & Steers advises other clients such as investment companies and other accounts. Many of these client accounts are "managed" accounts. The Portfolios are not managed funds and will generally not sell or replace Securities. Please refer to the preceding discussion of Cohen & Steers' activities regarding the advisory accounts of its other clients and the effect these activities may have on the Securities in the Portfolios.


CLOSED-END FUNDS
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   Closed-end funds are a type of investment company that holds an actively managed portfolio of securities. Closed-end funds issue shares in "closed-end" offerings which generally trade on a stock exchange (although some closed-end fund shares are not listed on a securities exchange). The funds in the Portfolios all are currently listed on a securities exchange. Since closed-end funds maintain a relatively fixed pool of investment capital, portfolio managers may be better able to adhere to their investment philosophies through greater flexibility and control. In addition, closed-end funds don't have to manage fund liquidity to meet potentially large redemptions.

   Closed-end funds are subject to various risks, including management's ability to meet the closed-end fund's investment objective, and to manage the closed-end fund portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors' perceptions regarding closed-end funds or their underlying investments change.

   Shares of closed-end funds frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of closed-end fund shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors.

   The closed-end funds included in the Portfolios may employ the use of leverage in their portfolios through the issuance of preferred stock or other methods. While leverage often serves to increase the yield of a closed-end fund, this leverage also subjects the closed-end fund to increased risks. These risks may include the likelihood of increased volatility and the possibility that the closed-end fund's common share income will fall if the dividend rate on the preferred shares or the interest rate on any borrowings rises.

   Certain of the funds in the Portfolios may be classified as "non-diversified" under the Investment Company Act of 1940. These funds have the ability to invest a greater portion of their assets in securities of a single issuer which could reduce diversification.

   Only the Trustee may vote the shares of the closed-end funds held in the Portfolios. The Trustee will vote the shares in the same general proportion as shares held by other shareholders of each fund. Your Portfolio is generally required, however, to reject any offer for securities or other property in exchange for portfolio securities as described under "Portfolio Administration--Portfolio Administration."

RISK FACTORS
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   All investments involve risk. This section describes the main risks that can impact the value of the securities in your Portfolio or in the underlying funds. You should understand these risks before you invest. If the value of the securities falls, the value of your Units will also fall. We cannot guarantee that your Portfolio will achieve its objective or that your investment return will be positive over any period.

   Market Risk. Market risk is the risk that the value of the securities in your Portfolio or in the underlying funds in your Portfolio will fluctuate. This could cause the value of your Units to fall below your original purchase price. Market value fluctuates in response to various factors. These can include changes in interest rates, inflation, the financial condition of a security's issuer, perceptions of the issuer, or ratings on a security. Even though your Portfolio is supervised, you should remember that we do not manage your Portfolio. Your Portfolio will not sell a security solely because the market value falls as is possible in a managed fund.

   Interest Rate Risk. Interest rate risk is the risk that the value of securities held by certain closed-end funds will fall if interest rates increase. The securities held by the closed-end funds typically fall in value when interest rates rise and rise in value when interest rates fall. The securities held by the closed-end funds with longer periods before maturity are often more sensitive to interest rate changes.

   Credit Risk. Credit risk is the risk that a borrower is unable to meet its obligation to pay principal or interest on a security held by a closed-end fund. This may reduce the level of dividends a closed-end fund pays which would reduce your income and could cause the value of your Units to fall. If dividends received by a Portfolio are insufficient to cover expenses, redemptions or other Portfolio costs, it may be necessary for the Portfolio to sell Securities to cover such expenses, redemptions or other costs. Any such sales may result in capital gains or losses to you. See "Taxation".

   Closed-End Funds. The Portfolios invest in shares of closed-end funds. You should understand the section titled "Closed-End Funds" before you invest. Shares of closed-end funds frequently trade at a discount from their net asset value in the secondary market. This risk is separate and distinct from the risk that the net asset value of fund shares may decrease. The amount of such discount from net asset value is subject to change from time to time in response to various factors. Closed-end funds are subject to various risks, including management's ability to meet the fund's investment objective, and to manage the fund portfolio when the underlying securities are redeemed or sold, during periods of market turmoil and as investors' perceptions regarding closed-end funds or their underlying investments change. The Portfolios and the underlying funds have operating expenses. You will bear not only your share of your Portfolio's expenses, but also the expenses of the underlying funds. By investing in other funds, a Portfolio incurs greater expenses than you would incur if you invested directly in the funds.

   Municipal Bond Risks. Each of the closed-end funds held by the Portfolios invests in tax-exempt municipal bonds. Municipal bonds are debt obligations issued by states or by political sub-divisions or authorities of states. Municipal bonds are typically designated as general obligation bonds, which are general obligations of a governmental entity that are backed by the taxing power of such entity, or revenue bonds, which are payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. Municipal bonds are long-term fixed rate debt obligations that generally decline in value with increases in interest rates, when an issuer's financial condition worsens or when the rating on a bond is decreased. Many municipal bonds may be called or redeemed prior to their stated maturity, an event which is more likely to occur when interest rates fall. In such an occurrence, a closed-end fund may not be able to reinvest the money it receives in other bonds that have as high a yield or as long a maturity.

   Many municipal bonds are subject to continuing requirements as to the actual use of the bond proceeds or manner of operation of the project financed from bond proceeds that may affect the exemption of interest on such bonds from federal income taxation. The market for municipal bonds is generally less liquid than for other securities and therefore the price of municipal bonds may be more volatile and subject to greater price fluctuations than securities with greater liquidity. In addition, an issuer's ability to make income distributions generally depends on several factors including the financial condition of the issuer and general economic conditions. Any of these factors may negatively impact the price of municipal bonds held by a closed-end fund and would therefore impact the price of both the fund shares and the Units.

   The funds invest primarily in municipal bonds that pay interest that is exempt from regular federal income tax and, for state-specific funds, from regular income tax of the applicable state. Notwithstanding the foregoing, certain income from a fund may not qualify as tax-exempt income and could be subject to federal, state or local tax. In addition, income from the funds may be subject to the alternative minimum tax and may have other tax consequences (e.g., they may affect the amount of social security benefits that are taxed). Capital gains and capital gain dividends, if any, and ordinary income dividends, if any, will be subject to tax.

   California Risks. Because the California Series invests substantially all of its total assets in California municipal securities, the Portfolio is more susceptible to political, economic, regulatory or other factors affecting issuers of California municipal securities than an investment which does not limit its investments to such issuers. These risks include possible legislative, state constitutional or regulatory amendments that may affect the ability of state and local governments or regional governmental authorities to raise money to pay principal and interest on their municipal securities. Economic, fiscal and budgetary conditions throughout the state may also influence the Portfolio's performance. The Sponsor is unable to predict what impact these issues may have on the value of your Units or the obligations included in the Portfolio.


   California state and local government obligations may be adversely affected by political and economic conditions and developments within California and the nation as a whole. As of June 2011, the State of California has begun to slowly emerge from the economic downturn, although it continues to experience high unemployment and historically large budget gaps. Severe budgetary measures and a significant shift in state and local government responsibilities have been proposed in the Governor's Budget for the 2011-12 fiscal year, released on January 10, 2011, to address the estimated budget gaps in fiscal year 2011-12 and subsequent fiscal years. While the consensus among economists is that the economic outlook for the State is turning positive, the economy and California's fiscal condition remain in a fragile state. Economists do not expect normal economic growth in the State until 2014 and emphasize that high employment and uncertain revenue estimates will result in a modest and prolonged economic recovery.


   Although revenue obligations of the State of California or its political sub-divisions may be payable from a specific project or source, there can be no assurance that future economic difficulties and the resulting impact on State and local government finances will not adversely affect the market value of the Portfolio or the ability of the respective obligors to make timely payments of principal and interest on such obligations.

   The value of California municipal instruments may also be affected by general conditions in the money markets or the municipal bond markets, the levels of federal income tax rates, the supply of tax-exempt bonds, the credit quality and rating of the issues and perceptions with respect to the level of interest rates.

   There can be no assurance that there will not be a further decline in economic conditions or that the particular California municipal securities in the Portfolio will not be adversely affected by any such changes.


   As of June 2011, the State's general obligation bonds are rated A1 by Moody's Investors Service, Inc. ("Moody's"), A- by Standard & Poor's Ratings Services ("S&P"), and A- by Fitch Ratings, Inc. ("Fitch"). Though bonds issued by the State remain "investment grade" according to each ratings agency, California currently has the lowest credit rating of any state, and therefore pays higher interest rates than its peers when issuing general obligation bonds. The agencies continue to monitor the State's budget outlook closely to determine whether to alter the ratings. It is not possible to determine whether, or the extent to which, Moody's, S&P or Fitch Ratings will change such ratings in the future.


   Further information concerning California risk factors may be obtained upon request to the Sponsor as described in "Additional Information" appearing in Prospectus Part II.

   New York Risks. Because the New York Series invests in funds that invest primarily in New York municipal securities, the Portfolio is more susceptible to political, economic, regulatory or other factors affecting New York municipal securities than an investment which does not limit its investments to such issuers. The financial condition of the State of New York is affected by various national, economic, social and environmental policies and conditions. Additionally, constitutional and statutory limitations imposed on the State and its local governments concerning taxes, bond indebtedness and other matters may constrain the revenue-generating capacity of the State and its local governments and, therefore, the ability of the issuers of the bonds to satisfy their obligations.

   The economic vitality of the State and its various regions and, therefore, the ability of the State and its local governments to satisfy the bonds, are affected by numerous factors. Historically, the State has been one of the wealthiest states in the nation, however, for decades the State economy has grown more slowly than that of the nation as a whole, gradually eroding the State's relative economic affluence. The State has for many years had a very high state and local tax burden relative to other states. The burden of State and local taxation, in combination with the many other causes of regional economic dislocation, has contributed to the decisions of some businesses and individuals to relocate outside, or not locate within, the State. The crisis in the world financial markets that unfolded in 2008 continues to have a disproportionate effect on the State's economy, as Wall Street historically generates approximately one-fifth of the State's revenues each year. The State's tax revenue collections have declined substantially since 2008, and have been accompanied by lowered projections for current and future fiscal years. General Fund receipts for the current year are estimated to total $54.5 billion, a reduction of $162 million from previous forecasts in 2010, resulting primarily from significant downward revisions to the forecasts for personal income taxes and sales taxes. Current estimates project a budget gap of $315 million for the 2010-11 fiscal year. A budget gap of $9.0 billion is projected for the 2011-12 fiscal year, an increase of $850 million from previous forecasts in 2010.


   The economy of the State continues to be influenced by the financial health of the City of New York, which faces greater competition as other major cities develop financial and business capabilities. The New York City Comptroller's office reports that after gaining 70,700 jobs from September 2009 through October 2010, private sector employment decreased 24,200 in the final two months of 2010. Although seasonal factors appeared to play a large role, declines in the education and health sectors indicate that reverberations from the recession are still being felt. The local economic recovery has been fortified by the recovery of the financial sector, by the City's continued appeal to tourists and visitors, and by strong external demand for the professional and business services its firms provide. Despite its unexpectedly positive performance in 2010, however, the City's economy continues to face a number of challenges in 2011. The City's economic fortunes are inextricably tied to those of the nation, so a continued sluggish national recovery will provide a poor climate for local economic growth. The financial sector remains at risk from a variety of factors, including problem real estate loans that have not yet been resolved, the European debt crisis, and the long-term effects of financial regulatory reform.

   As of June 2011, all outstanding general obligation bonds of the State of New York are rated AA by S&P and Aa2 by Moody's, and all outstanding general obligation bonds of the City of New York are rated AA by S&P and Aa2 by Moody's.


   Further information concerning New York risk factors may be obtained upon request to the Sponsor as described in "Additional Information" appearing in Prospectus Part II.

   High-Yield Security Risk. Some of the closed-end funds held by your Portfolio may invest in high-yield securities or unrated securities. High-yield, high risk securities are subject to greater market fluctuations and risk of loss than securities with higher investment ratings. The value of these securities will decline significantly with increases in interest rates, not only because increases in rates generally decrease values, but also because increased rates may indicate an economic slowdown. An economic slowdown, or a reduction in an issuer's creditworthiness, may result in the issuer being unable to maintain earnings at a level sufficient to maintain interest and principal payments.

   High-yield or "junk" securities, the generic names for securities rated below "BBB" by Standard & Poor's or "Baa" by Moody's, are frequently issued by corporations in the growth stage of their development or by established companies who are highly leveraged or whose operations or industries are depressed. Securities rated below BBB or Baa are considered speculative as these ratings indicate a quality of less than investment grade. Because high-yield securities are generally subordinated obligations and are perceived by investors to be riskier than higher rated securities, their prices tend to fluctuate more than higher rated securities and are affected by short-term credit developments to a greater degree.

   The market for high-yield securities is smaller and less liquid than that for investment grade securities. High-yield securities are generally not listed on a national securities exchange but trade in the over-the-counter markets. Due to the smaller, less liquid market for high-yield securities, the bid-offer spread on such securities is generally greater than it is for investment grade securities and the purchase or sale of such securities may take longer to complete.

   Liquidity Risk. Liquidity risk is the risk that the value of a security will fall if trading in the security is limited or absent. No one can guarantee that a liquid trading market will exist for any security.

   No FDIC Guarantee. An investment in your Portfolio is not a deposit of any bank and is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency.

PUBLIC OFFERING
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   General. Units are offered at the Public Offering Price which consists of the net asset value per Unit plus organization costs plus the sales charge. The net asset value per Unit is the value of the securities, cash and other assets in your Portfolio reduced by the liabilities of the Portfolio divided by the total Units outstanding. The maximum sales charge equals 2.95% of the Public Offering Price per Unit (3.04% of the aggregate offering price of the Securities) at the time of purchase.

   You pay the initial sales charge at the time you buy Units. The initial sales charge is the difference between the total sales charge percentage (maximum of 2.95% of the Public Offering Price per Unit) and the sum of the remaining fixed dollar deferred sales charge and the total fixed dollar creation and development fee. The initial sales charge will be approximately 1.00% of the Public Offering Price per Unit depending on the Public Offering Price per Unit. The deferred sales charge is fixed at $0.145 per Unit. Your Portfolio pays the deferred sales charge in installments as described in the "Fee Table." If any deferred sales charge payment date is not a business day, we will charge the payment on the next business day. If you purchase Units after the initial deferred sales charge payment, you will only pay that portion of the payments not yet collected. If you redeem or sell your Units prior to collection of the total deferred sales charge, you will pay any remaining deferred sales charge upon redemption or sale of your Units. The initial and deferred sales charges are referred to as the "transactional sales charge." The transactional sales charge does not include the creation and development fee which compensates the Sponsor for creating and developing your Portfolio and is described under "Expenses." The creation and development fee is fixed at $0.05 per Unit. Your Portfolio pays the creation and development fee as of the close of the initial offering period as described in the "Fee Table." If you redeem or sell your Units prior to collection of the creation and development fee, you will not pay the creation and development fee upon redemption or sale of your Units. Because the deferred sales charge and creation and development fee are fixed dollar amounts per Unit, the actual charges will exceed the percentages shown in the "Fee Table" if the Public Offering Price per Unit falls below $10 and will be less than the percentages shown in the "Fee Table" if the Public Offering Price per Unit exceeds $10. In no event will the maximum total sales charge exceed 2.95% of the Public Offering Price per Unit.

   Since the deferred sales charge and creation and development fee are fixed dollar amounts per Unit, your Portfolio must charge these amounts per Unit regardless of any decrease in net asset value. However, if the Public Offering Price per Unit falls to the extent that the maximum sales charge percentage results in a dollar amount that is less than the combined fixed dollar amounts of the deferred sales charge and creation and development fee, your initial sales charge will be a credit equal to the amount by which these fixed dollar charges exceed your sales charge at the time you buy Units. In such a situation, the value of securities per Unit would exceed the Public Offering Price per Unit by the amount of the initial sales charge credit and the value of those securities will fluctuate, which could result in a benefit or detriment to Unitholders that purchase Units at that price. The initial sales charge credit is paid by the Sponsor and is not paid by the Portfolio. The "Fee Table" shows the sales charge calculation at a $10 Public Offering Price per Unit and the following examples illustrate the sales charge at prices below and above $10. If the Public Offering Price per Unit fell to $6, the maximum sales charge would be $0.1770 (2.95% of the Public Offering Price per Unit), which consists of an initial sales charge of -$0.0180, a deferred sales charge of $0.145 and a creation and development fee of $0.05. If the Public Offering Price per Unit rose to $14, the maximum sales charge would be $0.4130 (2.95% of the Public Offering Price per Unit), consisting of an initial sales charge of $0.2180, a deferred sales charge of $0.145 and the creation and development fee of $0.05.

   The actual sales charge that may be paid by an investor may differ slightly from the sales charges shown herein due to rounding that occurs in the calculation of the Public Offering Price and in the number of Units purchased.

   The minimum purchase is 100 Units (25 Units for retirement accounts) but may vary by selling firm. Certain broker-dealers or selling firms may charge an order handling fee for processing Unit purchases.

   Reducing Your Sales Charge. The Sponsor offers a variety of ways for you to reduce the sales charge that you pay. It is your financial professional's responsibility to alert the Sponsor of any discount when you purchase Units. Before you purchase Units you must also inform your financial professional of your qualification for any discount or of any combined purchases to be eligible for a reduced sales charge. You may not combine discounts. Since the deferred sales charges and creation and development fee are fixed dollar amounts per Unit, your Portfolio must charge these amounts per Unit regardless of any discounts. However, if you are eligible to receive a discount such that your total sales charge is less than the fixed dollar amounts of the deferred sales charges and creation and development fee, you will receive a credit equal to the difference between your total sales charge and these fixed dollar charges at the time you buy Units.

   Large Quantity Purchases. You can reduce your sales charge by increasing the size of your investment. If you purchase the amount of Units shown in the table below during the initial offering period, the sales charge will be as follows:

      Transaction    Sales
        Amount      Charge
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Less than $50,000    2.95%
$50,000 - $99,999    2.70
$100,000 - $249,999  2.45
$250,000 - $499,999  2.10
$500,000 - $999,999  1.85
$1,000,000 or more   1.20

   Except as described below, these quantity discount levels apply only to purchases of a single Portfolio made by the same person on a single day from a single broker-dealer. We apply these sales charges as a percent of the Public Offering Price per Unit at the time of purchase. The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units will be issued.

   For purposes of achieving these levels you may combine purchases of Units of a Portfolio offered in this prospectus with purchases of units of any other Van Kampen-sponsored unit investment trust in the initial offering period which are not already subject to a reduced sales charge (including other Portfolios offered in this prospectus). In addition, Units purchased in the name of your spouse or children under 21 living in the same household as you will be deemed to be additional purchases by you for the purposes of calculating the applicable quantity discount level. The reduced sales charge levels will also be applicable to a trustee or other fiduciary purchasing Units for a single trust, estate (including multiple trusts created under a single estate) or fiduciary account. To be eligible for aggregation as described in this paragraph, all purchases must be made on the same day through a single broker-dealer or selling agent. You must inform your broker-dealer of any combined purchases before your purchase to be eligible for a reduced sales charge.

   Fee Accounts. Investors may purchase Units through registered investment advisers, certified financial planners and registered broker-dealers who in each case either charge periodic fees for brokerage services, financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge ("Wrap Fee") is imposed ("Fee Accounts"). If Units of a Portfolio are purchased for a Fee Account and the Portfolio is subject to a Wrap Fee (i.e., the Portfolio is "Wrap Fee Eligible"), then the purchase will not be subject to the transactional sales charge but will be subject to the creation and development fee that is retained by the Sponsor. Please refer to the section called "Fee Accounts" for additional information on these purchases. The Sponsor reserves the right to limit or deny purchases of Units described in this paragraph by investors or selling firms whose frequent trading activity is determined to be detrimental to a Portfolio.

   Rollovers and Exchanges. During the initial offering period of a Portfolio offered in this prospectus, unitholders of any Van Kampen-sponsored unit investment trusts and unitholders of unaffiliated unit investment trusts may utilize their redemption or termination proceeds from such a trust to purchase Units of a Portfolio offered in this prospectus at the Public Offering Price per Unit less 1.00%. In order to be eligible for the sales charge discounts applicable to Unit purchases made with redemption or termination proceeds from other unit investment trusts, the termination or redemption proceeds used to purchase Units of a Portfolio must be derived from a transaction that occurred within 30 days of your Unit purchase. In addition, the discounts will only be available for investors that utilize the same broker-dealer (or a different broker-dealer with appropriate notification) for both the Unit purchase and the transaction resulting in the receipt of the termination or redemption proceeds used for the Unit purchase. You may be required to provide appropriate documentation or other information to your broker-dealer to evidence your eligibility for these reduced sales charge discounts. An exchange does not avoid a taxable event on the redemption or termination of an interest in a trust.

   Employees. Employees, officers and directors (including their spouses and children under 21 living in the same household, and trustees, custodians or fiduciaries for the benefit of such persons) of Van Kampen Funds Inc. and its affiliates, and dealers and their affiliates may purchase Units at the Public Offering Price less the applicable dealer concession. All employee discounts are subject to the policies of the related selling firm. Only employees, officers and directors of companies that allow their employees to participate in this employee discount program are eligible for the discounts.

   Distribution Reinvestments. We do not charge any sales charge when you reinvest distributions from your Portfolio into additional Units of your Portfolio. Since the deferred sales charges and creation and development fee are fixed dollar amounts per Unit, your Portfolio must charge these amounts per Unit regardless of this discount. If you elect to reinvest distributions, the Sponsor will credit you with additional Units with a dollar value sufficient to cover the amount of any remaining deferred sales charge and creation and development fee that will be collected on such Units at the time of reinvestment. The dollar value of these Units will fluctuate over time.

   Unit Price. The Public Offering Price of Units will vary from the amounts stated under "Essential Information" in accordance with fluctuations in the prices of the underlying Securities in a Portfolio. The initial price of the Securities upon deposit by the Sponsor was determined by the Trustee. The Trustee will generally determine the value of the Securities as of the Evaluation Time on each business day and will adjust the Public Offering Price of Units accordingly. The Evaluation Time is the close of the New York Stock Exchange on each business day. The term "business day", as used herein and under "Rights of Unitholders--Redemption of Units", means any day on which the New York Stock Exchange is open for regular trading. The Public Offering Price per Unit will be effective for all orders received prior to the Evaluation Time on each business day. Orders received by the Sponsor prior to the Evaluation Time and orders received by authorized financial professionals prior to the Evaluation Time that are properly transmitted to the Sponsor by the time designated by the Sponsor, are priced based on the date of receipt. Orders received by the Sponsor after the Evaluation Time, and orders received by authorized financial professionals after the Evaluation Time or orders received by such persons that are not transmitted to the Sponsor until after the time designated by the Sponsor, are priced based on the date of the next determined Public Offering Price per Unit provided they are received timely by the Sponsor on such date. It is the responsibility of authorized financial professionals to transmit orders received by them to the Sponsor so they will be received in a timely manner.

   The value of portfolio securities is based on the securities' market price when available. When a market price is not readily available, including circumstances under which the Trustee determines that a security's market price is not accurate, a portfolio security is valued at its fair value, as determined under procedures established by the Trustee or an independent pricing service used by the Trustee. In these cases, a Portfolio's net asset value will reflect certain portfolio securities' fair value rather than their market price. With respect to securities that are primarily listed on foreign exchanges, the value of the portfolio securities may change on days when you will not be able to purchase or sell Units. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time. The Sponsor will provide price dissemination and oversight services to the Portfolios.

   During the initial offering period, part of the Public Offering Price represents an amount that will pay the costs incurred in establishing your Portfolio. These costs include the costs of preparing documents relating to the Portfolio (such as the registration statement, prospectus, trust agreement and legal documents), federal and state registration fees, fees paid to the Portfolio Consultant for assisting the Sponsor in the selection of securities, the initial fees and expenses of the Trustee and the initial audit. Your Portfolio will sell securities to reimburse us for these costs at the end of the initial offering period or after six months, if earlier. The value of your Units will decline when the Portfolio pays these costs.

   Unit Distribution. Units will be distributed to the public by the Sponsor, broker-dealers and others at the Public Offering Price. Units repurchased in the secondary market, if any, may be offered by this prospectus at the secondary market Public Offering Price in the manner described above.

   Brokers, dealers and others will be allowed a regular concession or agency commission in connection with the distribution of Units during the initial offering period as described in the following table:

                     Concession
      Transaction     or Agency
        Amount*      Commission
-------------------  ----------
Less than $50,000        2.25%
$50,000 - $99,999        2.00
$100,000 - $249,999      1.75
$250,000 - $499,999      1.45
$500,000 - $999,999      1.20
$1,000,000 or more       0.65

---------------
* The breakpoints will be adjusted to take into consideration purchase orders stated in dollars which cannot be completely fulfilled due to the requirement that only whole Units will be issued.

   For transactions involving unitholders of other unit investment trusts who use their redemption or termination proceeds to purchase Units of a Portfolio, this regular concession or agency commission will amount to 1.20% per Unit.

   In addition to the regular concession or agency commission set forth above, all broker-dealers and other selling firms will be eligible to receive additional compensation based on total initial offering period sales of all eligible Van Kampen unit investment trusts during a Quarterly Period as set forth in the following table:

Initial Offering Period                 Volume
Sales During Quarterly Period         Concession
------------------------------------  ----------
$2 million but less than $5 million      0.025%
$5 million but less than $10 million     0.050
$10 million but less than $50 million    0.075
$50 million or more                      0.100

   "Quarterly Period" means the following periods: January -- March; April -- June; July -- September; and October -- December. Broker-dealers and other selling firms will not receive these additional volume concessions on the sale of units which are not subject to the transactional sales charge, however, such sales will be included in determining whether a firm has met the sales level breakpoints set forth in the table above. Secondary market sales of all unit investment trusts are excluded for purposes of these volume concessions. Notwithstanding the foregoing, Wells Fargo Advisors will receive the maximum volume concession set forth in the table above for all eligible unit sales. The Sponsor will pay these amounts out of the transactional sales charge received on units within a reasonable time following each Quarterly Period. For a trust to be eligible for this additional compensation for Quarterly Period sales, the trust's prospectus must include disclosure related to this additional compensation; a trust is not eligible for this additional compensation if the prospectus for such trust does not include disclosure related to this additional compensation.

   In addition to the regular concession and additional volume concessions set forth in the tables above, Preferred Distributors will receive a reallowance of 0.10% of the Public Offering Price per Unit of all Units of a Portfolio sold during a Quarterly Period. This additional compensation will be paid to Preferred Distributors as an additional broker-dealer concession at the time Units are purchased unless the Preferred Distributor notifies the Sponsor that it elects to receive a separate payment following each applicable Quarterly Period. The "Preferred Distributors" include (1) the following firms and their affiliates: Edward D. Jones & Co., L.P., Merrill Lynch, Pierce, Fenner & Smith Incorporated, Morgan Stanley Smith Barney LLC, UBS Financial Services Inc. and Wells Fargo Advisors and (2) any selling firm that has achieved aggregate sales of Van Kampen unit investment trusts of either $30 million in the three-month period preceding the related Quarterly Period or $100 million in the twelve-month period preceding the related Quarterly Period. Preferred Distributors will not receive this additional compensation on the sale of Units which are not subject to the transactional sales charge, however, such sales will be included in determining whether a firm has met the sales levels described in the preceding sentence for purposes of qualifying as a Preferred Distributor. Secondary market sales of Units are excluded for purposes of this Preferred Distributor compensation.

   Except as provided in this section, any sales charge discount provided to investors will be borne by the selling broker-dealer or agent. For all secondary market transactions the total concession or agency commission will amount to 80% of the sales charge. Notwithstanding anything to the contrary herein, in no case shall the total of any concessions, agency commissions and any additional compensation allowed or paid to any broker, dealer or other distributor of Units with respect to any individual transaction exceed the total sales charge applicable to such transaction. The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units and to change the amount of the concession or agency commission to dealers and others from time to time.

   We may provide, at our own expense and out of our own profits, additional compensation and benefits to broker-dealers who sell Units of a Portfolio and our other products. This compensation is intended to result in additional sales of our products and/or compensate broker-dealers and financial advisors for past sales. We may make these payments for marketing, promotional or related expenses, including, but not limited to, expenses of entertaining retail customers and financial advisors, advertising, sponsorship of events or seminars, obtaining shelf space in broker-dealer firms and similar activities designed to promote the sale of the Portfolio(s) and our other products. Fees may include payment for travel expenses, including lodging, incurred in connection with trips taken by invited registered representatives for meetings or seminars of a business nature. These arrangements will not change the price you pay for your Units.

   Sponsor Compensation. The Sponsor will receive the total sales charge applicable to each transaction. Except as provided under "Unit Distribution" above, any sales charge discount provided to investors will be borne by the selling dealer or agent. In addition, the Sponsor will realize a profit or loss as a result of the difference between the price paid for the Securities by the Sponsor and the cost of the Securities to the Portfolios on the Initial Date of Deposit as well as on subsequent deposits. See "Notes to Portfolios". The Sponsor has not participated as sole underwriter or as manager or as a member of the underwriting syndicates or as an agent in a private placement for any of the Securities. The Sponsor may realize profit or loss as a result of the possible fluctuations in the market value of Units held by the Sponsor for sale to the public. In maintaining a secondary market, the Sponsor will realize profits or losses in the amount of any difference between the price at which Units are purchased and the price at which Units are resold (which price includes the applicable sales charge) or from a redemption of repurchased Units at a price above or below the purchase price. Cash, if any, made available to the Sponsor prior to the date of settlement for the purchase of Units may be used in the Sponsor's business and may be deemed to be a benefit to the Sponsor, subject to the limitations of the Securities Exchange Act of 1934.

   The Sponsor or an affiliate may have participated in a public offering of one or more of the Securities. The Sponsor, an affiliate or their employees may have a long or short position in these Securities or related securities. An affiliate may act as a specialist or market maker for these Securities. An officer, director or employee of the Sponsor or an affiliate may be an officer or director for issuers of the Securities.

   Market for Units. Although it is not obligated to do so, the Sponsor may maintain a market for Units and to purchase Units at the secondary market repurchase price (which is described under "Right of Unitholders--Redemption of Units"). The Sponsor may discontinue purchases of Units or discontinue purchases at this price at any time. In the event that a secondary market is not maintained, a Unitholder will be able to dispose of Units by tendering them to the Trustee for redemption at the Redemption Price. See "Rights of Unitholders--Redemption of Units". Unitholders should contact their broker to determine the best price for Units in the secondary market. Units sold prior to the time the entire deferred sales charge has been collected will be assessed the amount of any remaining deferred sales charge at the time of sale. The Trustee will notify the Sponsor of any Units tendered for redemption. If the Sponsor's bid in the secondary market equals or exceeds the Redemption Price per Unit, it may purchase the Units not later than the day on which Units would have been redeemed by the Trustee. The Sponsor may sell repurchased Units at the secondary market Public Offering Price per Unit.

RETIREMENT ACCOUNTS
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   Units are available for purchase in connection with certain types of tax-sheltered retirement plans, including Individual Retirement Accounts for individuals, Simplified Employee Pension Plans for employees, qualified plans for self-employed individuals, and qualified corporate pension and profit sharing plans for employees. The minimum purchase for these accounts is reduced to 25 Units but may vary by selling firm. The purchase of Units may be limited by the plans' provisions and does not itself establish such plans.

FEE ACCOUNTS
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   As described above, Units may be available for purchase by investors in Fee Accounts where the Portfolio is Wrap Fee Eligible. You should consult your financial professional to determine whether you can benefit from these accounts. This table illustrates the sales charge you will pay if the Portfolio is Wrap Fee Eligible as a percentage of the initial Public Offering Price per Unit on the Initial Date of Deposit (the percentage will vary thereafter).

Initial sales charge             0.00%
Deferred sales charge            0.00
                                 -----
      Transactional sales charge 0.00%
                                 =====
Creation and development fee     0.50%
                                 -----
      Total sales charge         0.50%
                                 =====

   You should consult the "Public Offering--Reducing Your Sales Charge" section for specific information on this and other sales charge discounts. That section governs the calculation of all sales charge discounts. The Sponsor reserves the right to limit or deny purchases of Units in Fee Accounts by investors or selling firms whose frequent trading activity is determined to be detrimental to a Portfolio. To purchase Units in these Fee Accounts, your financial professional must purchase Units designated with one of the Wrap Fee CUSIP numbers set forth under "Essential Information," either Wrap Fee Cash for cash distributions or Wrap Fee Reinvest for the reinvestment of distributions in additional Units, if available. See "Rights of Unitholders--Reinvestment Option."

RIGHTS OF UNITHOLDERS
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   Distributions. The Trustee will generally distribute the cash held in the Income and Capital Accounts of your Portfolio, net of expenses, on each Distribution Date to Unitholders of record on the preceding Record Date, provided that the total cash held for distribution equals at least 0.1% of your Portfolio's net asset value. These dates appear under "Essential Information". Unitholders will also receive a final distribution of dividends when their Portfolio terminates. A person becomes a Unitholder of record on the date of settlement (generally three business days after Units are ordered). Unitholders may elect to receive distributions in cash or to have distributions reinvested into additional Units. See "Rights of Unitholders--Reinvestment Option".

   Dividends and interest received by a Portfolio are credited to the Income Account of the Portfolio. Other receipts (e.g., capital gains, proceeds from the sale of Securities, etc.) are credited to the Capital Account. Proceeds received on the sale of any Securities, to the extent not used to meet redemptions of Units or pay deferred sales charges, fees or expenses, will be distributed to Unitholders. Proceeds received from the disposition of any Securities after a Record Date and prior to the following Distribution Date will be held in the Capital Account and not distributed until the next Distribution Date. Any distribution to Unitholders consists of each Unitholder's pro rata share of the available cash in the Income and Capital Accounts as of the related Record Date.

   Estimated Distributions. The estimated initial distribution and estimated net annual income per Unit may be shown under "Essential Information." Generally, the estimate of the income a Portfolio may receive is based on the most recent ordinary dividends declared by a closed-end fund. In certain cases, estimated net annual income may also be based upon several recently declared dividends of a closed-end fund. However, the issuers of any securities in the underlying funds in your Portfolio, as well as the issuers of the closed-end funds in your Portfolio, do not assure dividend payments and therefore the amount of future dividend income to your Portfolio is uncertain. The actual net annual distributions may decrease over time because a portion of the Securities included in a Portfolio will be sold to pay for the organization costs, deferred sales charge and creation and development fee. Securities may also be sold to pay regular fees and expenses during a Portfolio's life. Dividend and income conventions for certain companies and/or certain countries differ from those typically used in the United States and in certain instances, dividends/income paid or declared over several years or other periods may be used to estimate annual distributions. The actual net annual income distributions you receive will vary from the estimated amount due to changes in a Portfolio's fees and expenses, in actual income received by a Portfolio, currency fluctuations and with changes in a Portfolio such as the acquisition, call, maturity or sale of Securities. Due to these and various other factors, actual income received by a Portfolio will most likely differ from the most recent dividends or scheduled income payments.

   Reinvestment Option. Unitholders may have distributions automatically reinvested in additional Units without a sales charge (to the extent Units may be lawfully offered for sale in the state in which the Unitholder resides). The CUSIP numbers for either "Cash" distributions or "Reinvest" for the reinvestment of distributions are set forth under "Essential Information". Brokers and dealers can use the Dividend Reinvestment Service through Depository Trust Company ("DTC") or purchase a Reinvest (or Wrap Fee Reinvest in the case of Wrap Fee Eligible Units held in Fee Accounts) CUSIP, if available. To participate in this reinvestment option, a Unitholder must file with the Trustee a written notice of election, together with any other documentation that the Trustee may then require, at least five days prior to the related Record Date. A Unitholder's election will apply to all Units owned by the Unitholder and will remain in effect until changed by the Unitholder. The reinvestment option is not offered during the 30 days prior to termination. If Units are unavailable for reinvestment or this reinvestment option is no longer available, distributions will be paid in cash. To the extent that a distribution is taxable, it will be taxable to Unitholders whether paid in cash or reinvested in additional Units. See "Taxation".

   A participant may elect to terminate his or her reinvestment plan and receive future distributions in cash by notifying the Trustee in writing no later than five days before a Distribution Date. The Sponsor shall have the right to suspend or terminate the reinvestment plan at any time. The reinvestment plan is subject to availability or limitation by each broker-dealer or selling firm. Broker-dealers may suspend or terminate the offering of a reinvestment plan at any time. Please contact your financial professional for additional information.

   Redemption of Units. All or a portion of your Units may be tendered to The Bank of New York Mellon, the Trustee, for redemption at Unit Investment Trust Division, 111 Sanders Creek Parkway, East Syracuse, New York 13057, on any day the New York Stock Exchange is open. No redemption fee will be charged by the Sponsor or the Trustee, but you are responsible for applicable governmental charges, if any. Units redeemed by the Trustee will be canceled. You may redeem all or a portion of your Units by sending a request for redemption to your bank or broker-dealer through which you hold your Units. No later than the seventh day following the tender, the Unitholder will be entitled to receive in cash an amount for each Unit equal to the Redemption Price per Unit next computed on the date of tender. The "date of tender" is deemed to be the date on which Units are received by the Trustee, except that with respect to Units received by the Trustee after the Evaluation Time or on a day which is not a Portfolio business day, the date of tender is deemed to be the next business day. Redemption requests received by the Trustee after the Evaluation Time, and redemption requests received by authorized financial professionals after the Evaluation Time or redemption requests received by such persons that are not transmitted to the Trustee until after the time designated by the Trustee, are priced based on the date of the next determined redemption price provided they are received timely by the Trustee on such date. It is the responsibility of authorized financial professionals to transmit redemption requests received by them to the Trustee so they will be received in a timely manner. Certain broker-dealers or selling firms may charge an order handling fee for processing redemption requests. Units redeemed directly through the Trustee are not subject to such fees.

   Unitholders tendering 1,000 or more Units of the Portfolios (or such higher amount as may be required by your broker-dealer or selling agent) for redemption may request an in kind distribution of Securities equal to the Redemption Price per Unit on the date of tender. Unitholders may not request an in kind distribution within thirty days of a Portfolio's termination. The Portfolios generally will not offer in kind distributions of portfolio securities that are held in foreign markets. An in kind distribution will be made by the Trustee through the distribution of each of the Securities in book-entry form to the account of the Unitholder's broker-dealer at DTC. Amounts representing fractional shares will be distributed in cash. The Trustee may adjust the number of shares of any Security included in a Unitholder's in kind distribution to facilitate the distribution of whole shares. The in kind distribution option may be modified or discontinued at any time without notice. Notwithstanding the foregoing, if the Unitholder requesting an in kind distribution is the Sponsor or an affiliated person of the Portfolio, the Trustee may make an in kind distribution to such Unitholder, provided that no one with a pecuniary incentive to influence the in kind distribution may influence selection of the distributed securities, the distribution must consist of a pro rata distribution of all portfolio securities (with limited exceptions) and the in kind distribution may not favor such affiliated person to the detriment of any other Unitholder.

   The Trustee may sell Securities to satisfy Unit redemptions. To the extent that Securities are redeemed in kind or sold, the size of a Portfolio will be, and the diversity of a Portfolio may be, reduced. Sales may be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities at the time of redemption. Special federal income tax consequences will result if a Unitholder requests an in kind distribution. See "Taxation".

   The Redemption Price per Unit and the secondary market repurchase price per Unit are equal to the pro rata share of each Unit in a Portfolio determined on the basis of (i) the cash on hand in the Portfolio, (ii) the value of the Securities in the Portfolio and (iii) dividends or other income distributions receivable on the Securities in the Portfolio trading ex-dividend as of the date of computation, less (a) amounts representing taxes or other governmental charges payable out of the Portfolio, (b) the accrued expenses of the Portfolio (including costs associated with liquidating securities after the end of the initial offering period) and (c) any unpaid deferred sales charge payments. During the initial offering period, the redemption price and the secondary market repurchase price will not be reduced by estimated organization costs or the creation and development fee. For these purposes, the Trustee may determine the value of the Securities in the following manner: If the Securities are listed on a national or foreign securities exchange or the Nasdaq Stock Market, Inc., this evaluation is generally based on the closing sale prices on that exchange or market (unless it is determined that these prices are inappropriate as a basis for valuation) or, if there is no closing sale price on that exchange or market, at the closing bid prices. If the Securities are not so listed or, if so listed and the principal market therefor is other than on the exchange or market, the evaluation may be based on the current bid price on the over-the-counter market. If current bid prices are unavailable or inappropriate, the evaluation may be determined (a) on the basis of current bid prices for comparable securities, (b) by appraising the Securities on the bid side of the market or (c) by any combination of the above. The value of any foreign securities is based on the applicable currency exchange rate as of the Evaluation Time.

   The right of redemption may be suspended and payment postponed for any period during which the New York Stock Exchange is closed, other than for customary weekend and holiday closings, or any period during which the Securities and Exchange Commission ("SEC") determines that trading on that Exchange is restricted or an emergency exists, as a result of which disposal or evaluation of the Securities is not reasonably practicable, or for other periods as the SEC may permit.

   Exchange Option. When you redeem Units of your Portfolio or when your Portfolio terminates, you may be able to exchange your Units for units of other Van Kampen unit trusts at a reduced sales charge. You should contact your financial professional for more information about trusts currently available for exchanges. Before you exchange Units, you should read the prospectus of the new trust carefully and understand the risks and fees. You should then discuss this option with your financial professional to determine whether your investment goals have changed, whether current trusts suit you and to discuss tax consequences. An exchange is a taxable event to you. We may discontinue this option at any time.

   Units. Ownership of Units is evidenced in book-entry form only and will not be evidenced by certificates. Units purchased or held through your bank or broker-dealer will be recorded in book-entry form and credited to the account of your bank or broker-dealer at DTC. Units are transferable by contacting your bank or broker-dealer through which you hold your Units. Transfer, and the requirements therefore, will be governed by the applicable procedures of DTC and your agreement with the DTC participant in whose name your Units are registered on the transfer records of DTC.

   Rollover. We may offer a subsequent series of each Portfolio for a Rollover when the Portfolios terminate.

   On the Mandatory Termination Date you will have the option to (1) participate in a Rollover and have your Units reinvested into a subsequent trust series or (2) receive a cash distribution.

   If you elect to participate in a cash Rollover, your Units will be redeemed on the Mandatory Termination Date. As the redemption proceeds become available, the proceeds (including dividends) will be invested in a new trust series at the public offering price for the new trust. The Trustee will attempt to sell Securities to satisfy the redemption as quickly as practicable on the Mandatory Termination Date. We do not anticipate that the sale period will be longer than one day, however, certain factors could affect the ability to sell the Securities and could impact the length of the sale period. The liquidity of any Security depends on the daily trading volume of the Security and the amount available for redemption and reinvestment on any day.

   We may make subsequent trust series available for sale at various times during the year. Of course, we cannot guarantee that a subsequent trust or sufficient units will be available or that any subsequent trusts will offer the same investment strategies or objectives as the current Portfolios. We cannot guarantee that a Rollover will avoid any negative market price consequences resulting from trading large volumes of securities. Market price trends may make it advantageous to sell or buy securities more quickly or more slowly than permitted by the Portfolio procedures. We may, in our sole discretion, modify a Rollover or stop creating units of a trust at any time regardless of whether all proceeds of Unitholders have been reinvested in a Rollover. If we decide not to offer a subsequent series, Unitholders will be notified prior to the Mandatory Termination Date. Cash which has not been reinvested in a Rollover will be distributed to Unitholders shortly after the Mandatory Termination Date. Rollover participants may receive taxable dividends or realize taxable capital gains which are reinvested in connection with a Rollover but may not be entitled to a deduction for capital losses due to the "wash sale" tax rules. Due to the reinvestment in a subsequent trust, no cash will be distributed to pay any taxes. See "Taxation".

   Reports Provided. Unitholders will receive a statement of dividends and other amounts received by a Portfolio for each distribution. Within a reasonable time after the end of each year, each person who was a Unitholder during that year will receive a statement describing dividends and capital received, actual Portfolio distributions, Portfolio expenses, a list of the Securities and other Portfolio information. Unitholders may obtain evaluations of the Securities upon request to the Trustee. If you have questions regarding your account or your Portfolio, please contact your financial advisor or the Trustee. The Sponsor does not have access to individual account information.

PORTFOLIO ADMINISTRATION
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   Portfolio Administration. The Portfolios are not managed funds and, except as provided in the Trust Agreement, Securities generally will not be sold or replaced. The Sponsor may, however, direct that Securities be sold in certain limited circumstances to protect a Portfolio based on advice from the Supervisor. These situations may include events such as the issuer having defaulted on payment of any of its outstanding obligations or the price of a Security has declined to such an extent or other credit factors exist so that in the opinion of the Supervisor retention of the Security would be detrimental to a Portfolio. If a public tender offer has been made for a Security or a merger or acquisition has been announced affecting a Security, the Trustee may either sell the Security or accept an offer if the Supervisor determines that the sale or exchange is in the best interest of Unitholders (only offers for cash if a Portfolio has not elected to be taxed as a regulated investment company for tax purposes). The Trustee will distribute any cash proceeds to Unitholders. In addition, the Trustee may sell Securities to redeem Units or pay Portfolio expenses or deferred sales charges. The Trustee must reject any offer for securities or property other than cash in exchange for the Securities. If securities or property are nonetheless acquired by a Portfolio, the Sponsor may direct the Trustee to sell the securities or property and distribute the proceeds to Unitholders or to accept the securities or property for deposit in the Portfolio. Should any contract for the purchase of any of the Securities fail, the Sponsor will (unless substantially all of the moneys held in a Portfolio to cover the purchase are reinvested in substitute Securities in accordance with the Trust Agreement) refund the cash and sales charge attributable to the failed contract to all Unitholders on or before the next Distribution Date.

   The Trust Agreement requires the Trustee to vote all shares of the funds held in a Portfolio in the same manner and ratio on all proposals as the owners of such shares not held by the Portfolio.

   When your Portfolio sells Securities, the composition and diversity of the Securities in the Portfolio may be altered. However, if the Trustee sells funds shares to redeem Units or to pay Portfolio expenses or sales charges, the Trustee will do so, as nearly as practicable, on a pro rata basis. In order to obtain the best price for a Portfolio, it may be necessary for the Supervisor to specify minimum amounts in which blocks of Securities are to be sold. In effecting purchases and sales of portfolio securities, the Sponsor may direct that orders be placed with and brokerage commissions be paid to brokers, including brokers which may be affiliated with the Portfolios, the Sponsor or dealers participating in the offering of Units.

   Pursuant to an exemptive order, your Portfolio may be permitted to sell Securities to a new trust when it terminates if those Securities are included in the new trust. The exemption may enable your Portfolio to eliminate commission costs on these transactions. The price for those securities will be the closing sale price on the sale date on the exchange where the Securities are principally traded, as certified by the Sponsor.

   Amendment of the Trust Agreement. The Trustee and the Sponsor may amend the Trust Agreement without the consent of Unitholders to correct any provision which may be defective or to make other provisions that will not materially adversely affect Unitholders (as determined in good faith by the Sponsor and the Trustee). The Trust Agreement may not be amended to increase the number of Units or permit acquisition of securities in addition to or substitution for the Securities (except as provided in the Trust Agreement). The Trustee will notify Unitholders of any amendment.

   Termination. A Portfolio will terminate on the Mandatory Termination Date or upon the sale or other disposition of the last Security held in the Portfolio. A Portfolio may be terminated at any time with consent of Unitholders representing two-thirds of the outstanding Units or by the Trustee when the value of the Portfolio is less than $500,000 ($3,000,000 if the value of the Portfolio has exceeded $15,000,000) (the "Minimum Termination Value"). A Portfolio will be liquidated by the Trustee in the event that a sufficient number of Units of the Portfolio not yet sold are tendered for redemption by the Sponsor, so that the net worth of the Portfolio would be reduced to less than 40% of the value of the Securities at the time they were deposited in the Portfolio. If a Portfolio is liquidated because of the redemption of unsold Units by the Sponsor, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. Unitholders will be notified of any termination. The Trustee may begin to sell Securities in connection with a Portfolio termination nine business days before, and no later than, the Mandatory Termination Date. Approximately forty-five days before this date, the Trustee will notify Unitholders of the termination and provide a form enabling qualified Unitholders to elect an in kind distribution of Securities, provided that Unitholders may not request an in kind distribution of Securities within thirty days of a Portfolio's termination. Any in kind distribution of Securities will be made in the manner and subject to the restrictions described under "Rights of Unitholders--Redemption of Units", provided that, in connection with an in kind distribution election more than 30 days prior to termination, Unitholders tendering 1,000 or more Units of a Portfolio (or such higher amount as may be required by your broker-dealer or selling agent) may request an in kind distribution of Securities equal to the Redemption Price per Unit on the date of tender. Unitholders will receive a final cash distribution within a reasonable time after the Mandatory Termination Date. All distributions will be net of Portfolio expenses and costs. Unitholders will receive a final distribution statement following termination. The Information Supplement contains further information regarding termination of your Portfolio. See "Additional Information".

   Limitations on Liabilities. The Sponsor, Supervisor and Trustee are under no liability for taking any action or for refraining from taking any action in good faith pursuant to the Trust Agreement, or for errors in judgment, but shall be liable only for their own willful misfeasance, bad faith or gross negligence (negligence in the case of the Trustee) in the performance of their duties or by reason of their reckless disregard of their obligations and duties hereunder. The Trustee is not liable for depreciation or loss incurred by reason of the sale by the Trustee of any of the Securities. In the event of the failure of the Sponsor to act under the Trust Agreement, the Trustee may act thereunder and is not liable for any action taken by it in good faith under the Trust Agreement. The Trustee is not liable for any taxes or other governmental charges imposed on the Securities, on it as Trustee under the Trust Agreement or on a Portfolio which the Trustee may be required to pay under any present or future law of the United States of America or of any other taxing authority having jurisdiction. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee. The Sponsor and Supervisor may rely on any evaluation furnished by the Trustee and have no responsibility for the accuracy thereof. Determinations by the Trustee shall be made in good faith upon the basis of the best information available to it.


   Sponsor. Van Kampen Funds Inc. is the Sponsor of your Portfolio. The Sponsor is a wholly owned subsidiary of Van Kampen Investments Inc. ("Van Kampen Investments"). Van Kampen Investments is a diversified asset management company that administers more than three million retail investor accounts and has extensive capabilities for managing institutional portfolios. Van Kampen Investments is an indirect wholly owned subsidiary of Invesco Ltd. ("Invesco"), a leading independent global investment manager that provides a wide range of investment strategies and vehicles to its retail, institutional and high net worth clients around the globe. On June 1, 2010, Invesco completed the previously announced acquisition of the retail asset management business, including Van Kampen Investments, from Morgan Stanley & Co. Incorporated. The Sponsor's principal office is located at 11 Greenway Plaza, Houston, Texas 77046-1173. As of June 30, 2010, the total stockholders' equity of Van Kampen Funds Inc. was $62,918,885 (unaudited). The current assets under management and supervision by Invesco and its affiliates were valued at approximately $616 billion as of December 31, 2010.


   The Sponsor and your Portfolio have adopted a code of ethics requiring Van Kampen's employees who have access to information on Portfolio transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Portfolio. The Information Supplement contains additional information about the Sponsor.

   If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the SEC, (ii) terminate the Trust Agreement and liquidate the Portfolios as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

   Trustee. The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its principal unit investment trust division offices at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217, (800) 856-8487. If you have questions regarding your account or your Portfolio, please contact the Trustee at its principal unit investment trust division offices or your financial adviser. The Sponsor does not have access to individual account information. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law. Additional information regarding the Trustee is set forth in the Information Supplement, including the Trustee's qualifications and duties, its ability to resign, the effect of a merger involving the Trustee and the Sponsor's ability to remove and replace the Trustee. See "Additional Information".

TAXATION
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   This section summarizes some of the principal U.S. federal income tax consequences of owning Units of a Portfolio as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. For example, these summaries generally do not describe your situation if you are a corporation, a non-U.S. person, a broker/dealer, a tax-exempt entity, or other investor with special circumstances. In addition, this section does not describe your state, local or foreign tax consequences.

   This federal income tax summary is based in part on the advice of counsel to the Sponsor. The Internal Revenue Service could disagree with any conclusions set forth in this section. In addition, our counsel was not asked to review the federal income tax treatment of the assets to be deposited in your Portfolio.

   As with any investment, you should seek advice based on your individual circumstances from your own tax advisor.

   Assets of the Portfolio. Each Portfolio is expected to hold shares (the "RIC Shares") in funds that are treated as interests in regulated investment companies ("RICs") for federal income tax purposes.

   It is possible that your Portfolio will also hold other assets, including assets that are treated differently for federal income tax purposes from those described above, in which case you will have federal income tax consequences different from or in addition to those described in this section. We refer to the assets held by your Portfolio as "Portfolio Assets".

   Portfolio Status. If your Portfolio is at all times operated in accordance with the documents establishing the Portfolio and certain requirements of federal income tax law are met, the Portfolio will not be taxed as a corporation for federal income tax purposes. As a Unit owner, you will be treated as the owner of a pro rata portion of each of the Portfolio Assets, and as such you will be considered to have received a pro rata share of income (e.g. dividends and capital gains), if any from each Portfolio Asset when such income would be considered to be received by you if you directly owned the Portfolio Assets. This tax treatment applies even if you elect to have your distributions reinvested into additional Units. In addition, the income from Portfolio Assets that you must take into account for federal income tax purposes is not reduced by amounts used to pay sales charges or Portfolio expenses.

   Your Tax Basis and Income or Loss upon Disposition. If you dispose of your Units or redeem your Units for cash, you will generally recognize gain or loss. To determine the amount of this gain or loss, you must subtract your adjusted tax basis in your Units disposed of from your proceeds received in the transaction. You also generally will recognize taxable gain or loss if your Portfolio disposes of Portfolio Assets. Your initial tax basis in each Portfolio Asset is determined by apportioning the cost of your Units, including sales charges, among the Portfolio Assets ratably according to their values on the date you acquire your Units. In certain circumstances, however, your tax basis in certain Portfolio Assets must be adjusted after you acquire your Units (for example, in the case of certain dividends that exceed a corporation's accumulated earnings and profits, as discussed below).

   If you are an individual, the maximum marginal federal tax rate for net capital gain currently is 15% (zero for certain taxpayers in the 10% and 15% tax brackets). These capital gains rates are generally effective for taxable years beginning before January 1, 2013. For later periods, as of the date of this prospectus, the maximum marginal federal tax rate for net capital gains for individuals is scheduled to be 20% (10% for certain taxpayers in the 10% and 15% tax brackets). If the gain is earned on property with a holding period of more than five years the long-term capital gain rate of 20% currently is scheduled to be reduced to 18% and the 10% rate reduced to 8%.

   Net capital gain equals net long-term capital gain minus net short-term capital loss for the taxable year. Capital gain or loss is long-term if the holding period for the asset is more than one year and is short-term if the holding period for the asset is one year or less. You must exclude the date you purchase your Units to determine your holding period. The tax rates for capital gains realized from assets held for one year or less are generally the same as for ordinary income. The Internal Revenue Code of 1986, as amended (the "Code"), however, treats certain capital gains as ordinary income in special situations. The deductibility of capital losses is subject to limitations under the Code, including generally a maximum deduction against ordinary income of $3,000 per year.

   Dividends from RIC Shares. Unitholders of the Portfolios are treated as directly receiving dividends and distributions paid to the Portfolio by the Portfolio Assets. Some dividends on the RIC Shares may be designated as "capital gain dividends," generally taxable to you as long-term capital gains. Some dividends on the RIC Shares may qualify as "exempt interest dividends," which are derived from tax-exempt obligations held by the RIC and which generally are excluded from your gross income for federal income tax purposes. Some or all of the exempt-interest dividends, however may be taken into account in determining your alternative minimum tax, and may have other tax consequences (e.g., they may affect the amount of your social security benefits that are taxed). Other dividends on the RIC Shares will generally be taxable to you as ordinary income. Certain ordinary income dividends from a RIC may qualify to be taxed at the same rates that apply to net capital gain (as discussed above), provided certain holding period requirements are satisfied and provided the dividends are attributable to qualifying dividends received by the RIC itself. These special rules relating to the taxation of ordinary income dividends from regulated investment companies generally apply to taxable years beginning before January 1, 2013. Regulated investment companies are required to provide notice to their shareholders of the amount of any distribution that may be taken into account as a dividend that is eligible for the capital gains tax rates. If you hold a Unit for six months or less or if your Portfolio holds a RIC Share for six months or less, any loss incurred by you related to the disposition of such RIC Share will be disallowed to the extent of the exempt-interest dividends you received. To the extent, if any, it is not disallowed, it will be treated as a long-term capital loss to the extent of any long-term capital gain distributions received (or deemed to have been received) with respect to such RIC Share. Distributions of income or capital gains declared on the RIC Shares in October, November or December but paid in January will be deemed to have been paid to you on December 31 of the year they are declared.

   Dividends Received Deduction. A corporation that owns Units generally will not be entitled to the dividends received deduction with respect to many dividends received by your Portfolio, because the dividends received deduction is generally not available for dividends from RICs.

   In Kind Distributions. Under certain circumstances as described in this prospectus, you may request an in kind distribution of Portfolio Assets when you redeem your Units. By electing to receive an in kind distribution, you will receive Portfolio Assets plus, possibly, cash. You generally will not recognize gain or loss if you only receive whole Portfolio Assets in exchange for the identical amount of your pro rata portion of the same Portfolio Assets held by your Portfolio. However, if you also receive cash in exchange for a Portfolio Asset or a fractional portion of a Portfolio Asset, you will generally recognize gain or loss based on the difference between the amount of cash you receive and your tax basis in such Portfolio Asset or fractional portion.

   Cash Distributions, Rollovers and Exchanges. If you receive cash when you redeem your Units or at your Portfolio's termination or if you elect to direct that the cash proceeds you are deemed to receive when you redeem your Units or at your Portfolio's termination be rolled into a future trust, it is considered a sale for federal income tax purposes, and any gain on the sale will be treated as a capital gain, and, in general, any loss will be treated as a capital loss. However, any loss you incur in connection with the receipt or deemed receipt of cash, or in connection with the exchange of your Units of the Portfolio for units of another trust (deemed sale and subsequent deemed repurchase), will generally be disallowed, to the extent you acquire units of a subsequent trust and such subsequent trust has substantially identical assets under the wash sale provisions of the Code.

   Limitations on the Deductibility of Portfolio Expenses. Generally, for federal income tax purposes, you must take into account your full pro rata share of your Portfolio's income, even if some of that income is used to pay Portfolio expenses. You may deduct your pro rata share of each expense paid by your Portfolio to the same extent as if you directly paid the expense. You may be required to treat some or all of the expenses of your Portfolio as miscellaneous itemized deductions. Individuals may only deduct certain miscellaneous itemized deductions to the extent they exceed 2% of adjusted gross income.

   Because some of the RICs pay exempt-interest dividends, which are treated as tax-exempt interest for federal income tax purposes, you will not be able to deduct some of your share of the Portfolio expenses. In addition, you will not be able to deduct some of your interest expense for debt that you incur or continue to purchase or carry your Units.

   Foreign Investors. If you are a foreign investor (i.e., an investor other than a U.S. citizen or resident or a U.S. corporation, partnership, estate or trust), you may not be subject to U.S. federal income taxes, including withholding taxes, on some or all of the income from your Portfolio or gain from the sale or redemption of your Units, provided that certain conditions are met. You should consult your tax advisor with respect to the conditions you must meet in order to be exempt for U.S. tax purposes. You should also consult your tax advisor with respect to other U.S. tax withholding and reporting requirements.

   Under certain circumstances, a RIC may elect to pass through to its shareholders certain foreign taxes paid by the RIC. If the RIC makes this election with respect to RIC Shares, you must include in your income for federal income tax purposes your portion of such taxes and you may be entitled to a credit or deduction for such taxes.

   New York Tax Status. Under the existing income tax laws of the State and City of New York, your Portfolio will not be taxed as a corporation, subject to the New York State franchise tax of the New York City general corporation tax. You should consult your tax advisor regarding potential federal, foreign, state or local taxation with respect to your Units based on your individual circumstances.

CALIFORNIA TAX STATUS
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   Paul, Hastings, Janofsky & Walker LLP has examined the income tax laws of the State of California to determine its applicability to Closed-End Strategy:
Master Municipal Income Portfolio - California Series (the "California Series") and to the holders of Units in the California Series who are full-time residents of the State of California ("California Unitholders").

   In connection therewith, Paul, Hastings, Janofsky & Walker LLP has examined the registration statement, this prospectus, the Trust Agreement and such other documents as they have deemed pertinent. The assets of the California Series will consist of shares in entities each of which is taxed as a RIC for federal income tax purposes.

   Neither the Sponsor nor its counsel have independently examined the RIC Shares to be deposited in and held in the California Series. However, although no opinion is expressed with respect to the issuance of the RIC Shares, in rendering the opinion expressed herein, it has been assumed that: (i) each RIC qualifies as a regulated investment company for federal income tax purposes and
(ii) at the close of each quarter of the taxable year of each RIC, at least 50 percent of the value of such RIC's total assets consists of obligations the interest on which is exempt from the income tax imposed by the State of California that is applicable to individuals, trusts and estates (the "California Personal Income Tax").

   Based upon the foregoing, and upon an investigation of such matters of law as were considered to be applicable, Paul, Hastings, Janofsky & Walker LLP is of the opinion that, under existing provisions of the law of the State of California as of the date hereof:

     1. The California Series is not an association taxable as a corporation for purposes of the California Corporation Tax Law, and each California Unitholder will be treated as the owner of a pro rata portion of the California Series, and the income of such portion of the California Series will be treated as the income of the California Unitholders under the California Personal Income Tax.

     2. The portion of each dividend paid by a RIC to the California Series and distributed to a California Unitholder which (i) is excludable from California taxable income for purposes of the California Personal Income Tax if received directly by a California Unitholder, (ii) is properly designated as an exempt- interest dividend for California income tax purposes in a written notice mailed to its shareholders not later than 60 days after the close of its taxable year and (iii) does not exceed the amount of interest received by the RIC during its taxable year (minus certain non-deductible expenses) on obligations the interest on which would be excludable from California taxable income for purposes of the California Personal Income Tax if received directly by a California Unitholder, will be excludable from California taxable income for purposes of the California Personal Income Tax when received by the California Series and distributed to a California Unitholder. However, dividends other than exempt-interest dividends paid by a RIC will generally be taxable for purposes of the California Personal Income Tax.

     3. Each California Unitholder of the California Series will generally recognize gain or loss for California Personal Income Tax purposes if the Trustee disposes of a RIC Share (whether by redemption, sale or otherwise) or when the California Unitholder redeems or sells Units of the California Series, to the extent that such a transaction results in a recognized gain or loss to such California Unitholder for federal income tax purposes. However, there are certain differences between the recognition of gain or loss for federal income tax purposes and for California Personal Income Tax purposes, and California Unitholders are advised to consult their own tax advisors.

     4. Under the California Personal Income Tax, interest on indebtedness incurred or continued by a California Unitholder to purchase Units in the California Series is not deductible for purposes of the California Personal Income Tax.

   This opinion does not address the taxation of persons other than full time residents of California. This opinion relates only to California Unitholders subject to the California Personal Income Tax. No opinion is expressed with respect to the taxation of California Unitholders subject to the California Corporation Tax Law and such California Unitholders are advised to consult their own tax advisors. Please note, however, that dividends from the RIC Shares attributed to a California Unitholder that is subject to the California Corporation Tax Law may be includible in its gross income for purposes of determining its California franchise tax and its California income tax. Paul, Hastings, Janofsky & Walker LLP has not examined any of the RIC Shares to be deposited and held in the California Series or the proceedings for the issuance thereof or the opinions of counsel with respect thereto, and no opinion is expressed with respect to taxation under any other provisions of the California law. Ownership of the Units may result in collateral California tax consequences to certain taxpayers. Prospective investors should consult their tax advisors as to the applicability of any such collateral consequences.

NEW YORK TAX STATUS
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   The following discussion of New York income tax matters is based upon the advice of Paul, Hastings, Janofsky & Walker LLP, special counsel to Closed-End
Strategy: Master Municipal Income Portfolio -- New York Series (the "New York Series").

   This section summarizes some of the New York State and New York City tax consequences to residents of the State of New York and New York City of owning Units of the New York Series. This section is current as of the date of this prospectus. Tax laws and interpretations change frequently, and these summaries do not describe all of the tax consequences to all taxpayers. This summary is based in part on the advice of counsel to the Sponsor. The New York taxing authorities could disagree with any conclusions set forth in this section.

   The assets of the New York Series will consist of shares in entities each of which is taxed as a RIC for federal income tax purposes. Neither the Sponsor nor its counsel has independently examined the RIC Shares to be deposited in and held in the New York Series. In rendering its opinion, Paul, Hastings, Janofsky & Walker LLP has assumed that: (i) each RIC qualifies as a regulated investment company for federal income tax purposes, (ii) the assets of the RICs will include interest-bearing obligations issued by or on behalf of the State of New York or political sub-divisions thereof or United States possessions, the interest on which is excludable from gross income for federal income tax purposes and from taxable income for purposes of the personal income tax imposed by Article 22 of the New York State Tax Law (the "State Personal Income Tax") and the personal income tax imposed by the City of New York under Section 11-1701 of the Administrative Code of the City of New York (the "City Personal Income Tax") (collectively, the "Bonds").

   In the opinion of Paul, Hastings, Janofsky & Walker LLP, counsel to the Sponsor, in summary under existing New York law:

     (i) The New York Series will not be taxed as a corporation subject to the New York State franchise tax imposed on domestic and foreign corporations by Article 9-A of the New York State Tax Law (the "State Corporate Tax") or the general corporation tax imposed by The City of New York on domestic and foreign corporations under Section 11-603 of the Administrative Code of The City of New York (the "City Corporate Tax").

     (ii) Exempt-interest dividends paid by the RICs to the New York Series and distributed to Unitholders that are excluded from gross income for federal income tax purposes and that are attributable to interest on the Bonds will be excluded from taxable income for purposes of the State Personal Income Tax and the City Personal Income Tax.

     (iii) Distributions paid by the RICs to the New York Series and distributed to Unitholders, other than exempt-interest dividends attributable to interest on the Bonds, will generally not be excluded from taxable income for purposes of the State Personal Income Tax and the City Personal Income Tax.

     (iv) Each Unitholder of the New York Series will generally recognize gain or loss for purposes of the State Personal Income Tax and the City Personal Income Tax if the Trustee disposes of a RIC Share (whether by redemption, sale or otherwise) or when a Unitholder redeems or sells Units of the New York Series, to the extent that such a transaction results in a recognized gain or loss to such Unitholder for federal income tax purposes.

   Unitholders should be aware that, generally, interest on indebtedness incurred or continued to purchase or carry Units is not deductible for purposes of the State Personal Income Tax and the City Personal Income Tax.

   This disclosure does not address the taxation of persons other than full-time residents of the State of New York and New York City and relates only to the Unitholders subject to the State Personal Income Tax and the City Personal Income Tax. Paul, Hastings, Janofsky & Walker LLP has expressed no opinion with respect to the taxation of Unitholders subject to the State Corporate Tax, the City Corporate Tax or the unincorporated business tax imposed by New York City and such Unitholders are advised to consult their own tax advisors. Please note, however, that dividends from the RIC Shares attributed to a New York Unitholder that is subject to the State Corporate Tax or the City Corporate Tax may be subject to such taxes. Neither the Sponsor nor its counsel has independently examined the RIC Shares or the opinions of bond counsel with respect thereto. Ownership of Units in the New York Series may result in other New York State and New York City tax consequences to certain taxpayers, and prospective investors should consult their tax advisors.

PORTFOLIO OPERATING EXPENSES
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   General. The fees and expenses of your Portfolio will generally accrue on a daily basis. Portfolio operating fees and expenses are generally paid out of the Income Account to the extent funds are available, and then from the Capital Account. The deferred sales charge, creation and development fee and organization costs are generally paid out of the Capital Account of your Portfolio. It is expected that Securities will be sold to pay these amounts which will result in capital gains or losses to Unitholders. See "Taxation". These sales will reduce future income distributions. The Sponsor's, Supervisor's and Trustee's fees may be increased without approval of the Unitholders by amounts not exceeding proportionate increases under the category "Services Less Rent of Shelter" in the Consumer Price Index for All Urban Consumers or, if this category is not published, in a comparable category.

   Organization Costs. You and the other Unitholders will bear all or a portion of the organization costs and charges incurred in connection with the establishment of your Portfolio. These costs and charges will include the cost of the preparation, printing and execution of the trust agreement, registration statement and other documents relating to your Portfolio, federal and state registration fees and costs, fees paid to the Portfolio Consultant for assisting the Sponsor in the selection of securities, the initial fees and expenses of the Trustee, and legal and auditing expenses. The Public Offering Price of Units includes the estimated amount of these costs. The Trustee will deduct these expenses from your Portfolio's assets at the end of the initial offering period.

   Creation and Development Fee. The Sponsor will receive a fee from your Portfolio for creating and developing the Portfolio, including determining the Portfolio's objectives, policies, composition and size, selecting service providers and information services and for providing other similar administrative and ministerial functions. The creation and development fee is a charge of $0.05 per Unit. The Trustee will deduct this amount from your Portfolio's assets as of the close of the initial offering period. No portion of this fee is applied to the payment of distribution expenses or as compensation for sales efforts. This fee will not be deducted from proceeds received upon a repurchase, redemption or exchange of Units before the close of the initial public offering period.

   Trustee's Fee. For its services the Trustee will receive the fee from your Portfolio set forth in the "Fee Table" (which includes the estimated amount of miscellaneous Portfolio expenses). The Trustee benefits to the extent there are funds in the Capital and Income Accounts since these Accounts are non-interest bearing to Unitholders and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to your Portfolio is expected to result from the use of these funds.

   Compensation of Sponsor and Supervisor. The Sponsor and the Supervisor will receive the annual fees for providing bookkeeping and administrative services and portfolio supervisory services set forth in the "Fee Table". The fee paid to the Sponsor may exceed the actual costs of providing these services to your Portfolio but at no time will the total amount received for these services rendered to all Van Kampen unit investment trusts in any calendar year exceed the aggregate cost of providing these services in that year. The Supervisor's fee is charged as a percentage of average daily net asset value and accrues daily and is paid quarterly.

   Miscellaneous Expenses. The following additional charges are or may be incurred by your Portfolio: (a) normal expenses (including the cost of mailing reports to Unitholders) incurred in connection with the operation of the Portfolio, (b) fees of the Trustee for extraordinary services, (c) expenses of the Trustee (including legal and auditing expenses) and of counsel designated by the Sponsor, (d) various governmental charges, (e) expenses and costs of any action taken by the Trustee to protect the Portfolio and the rights and interests of Unitholders, (f) indemnification of the Trustee for any loss, liability or expenses incurred in the administration of the Portfolio without negligence, bad faith or wilful misconduct on its part, (g) foreign custodial and transaction fees (which may include compensation paid to the Trustee or its subsidiaries or affiliates), (h) costs associated with liquidating the securities held in the Portfolio, (i) any offering costs incurred after the end of the initial offering period and (j) expenditures incurred in contacting Unitholders upon termination of the Portfolio. A Portfolio may pay the expenses of updating its registration statement each year. Each Portfolio will pay a license fee to Cohen & Steers Capital Management, Inc. for the use of certain service marks.

   Fund Expenses. A Portfolio will also indirectly bear the expenses of the underlying funds. While a Portfolio will not pay these expenses directly out of its assets, these expenses are shown in the Portfolio's annual operating expenses in the "Fee Table" to illustrate the impact of these expenses.

OTHER MATTERS
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   Legal Opinions. The legality of the Units offered hereby has been passed upon by Paul, Hastings, Janofsky & Walker LLP. Dorsey & Whitney LLP has acted as counsel to the Trustee.

   Independent Registered Public Accounting Firm. The statements of condition and the related portfolios included in this prospectus have been audited by Grant Thornton LLP, independent registered public accounting firm, as set forth in their report in this prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

ADDITIONAL INFORMATION
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   This prospectus does not contain all the information set forth in the registration statements filed by your Portfolio with the SEC under the Securities Act of 1933 and the Investment Company Act of 1940 (file no. 811-2754). The Information Supplement, which has been filed with the SEC and is incorporated herein by reference, includes more detailed information concerning the Securities, investment risks and general information about the Portfolios. Information about your Portfolio (including the Information Supplement) can be reviewed and copied at the SEC's Public Reference Room in Washington, DC. You may obtain information about the Public Reference Room by calling 1-202-551-8090. Reports and other information about your Portfolio are available on the EDGAR Database on the SEC's Internet site at http://www.sec.gov. Copies of this information may be obtained, after paying a duplication fee, by electronic request at the following e-mail address: publicinfo@sec.gov or by writing the SEC's Public Reference Section, Washington, DC 20549-0102.



TABLE OF CONTENTS
------------------------------------------------
            Title                           Page
------------------------------------------  ----
   Closed-End Strategy: Master Municipal
     Income Portfolio -- California Series     2
   Closed-End Strategy: Master Municipal
     Income Portfolio -- New York Series       6
   Notes to Portfolios                        10
   Report of Independent Registered
     Public Accounting Firm                   11
   Statements of Condition                    12
   The Portfolios                            A-1
   Objectives and Securities Selection       A-2
   Closed-End Funds                          A-2
   Risk Factors                              A-3
   Public Offering                           A-6
   Retirement Accounts                      A-12
   Fee Accounts                             A-12
   Rights of Unitholders                    A-12
   Portfolio Administration                 A-16
   Taxation                                 A-18
   California Tax Status                    A-21
   New York Tax Status                      A-22
   Portfolio Operating Expenses             A-23
   Other Matters                            A-24
   Additional Information                   A-25

-----------------
When Units of the Portfolios are no longer available this prospectus may be used as a preliminary prospectus for a future Portfolio. If this prospectus is used for future Portfolios you should note the following:

The information in this prospectus is not complete with respect to future Portfolio series and may be changed. No person may sell Units of future Portfolios until a registration statement is filed with the Securities and Exchange Commission and is effective. This prospectus is not an offer to sell Units and is not soliciting an offer to buy Units in any state where the offer or sale is not permitted.


                                                                    U-EMSPRO1111

                                   PROSPECTUS

                                  June 3, 2011

                     Closed-End Strategy: Master Municipal
                    Income Portfolio -- California Series 14

                     Closed-End Strategy: Master Municipal
                     Income Portfolio -- New York Series 14




              Please retain this prospectus for future reference.




INVESCO




                             Information Supplement



Closed-End Strategy: Master Municipal Income Portfolio -- California Series 14

Closed-End Strategy: Master Municipal Income Portfolio -- New York Series 14
--------------------------------------------------------------------------------


   This Information Supplement provides additional information concerning the risks and operations of the Portfolios which is not described in the prospectus. You should read this Information Supplement in conjunction with the prospectus. This Information Supplement is not a prospectus (but is incorporated into the prospectus by reference). It does not include all of the information that you should consider before investing in the Portfolios. This Information Supplement may not be used to offer or sell Units without the prospectus. You can obtain copies of the prospectus by contacting the Sponsor's unit investment trust division at 1 Parkview Plaza, P.O. Box 5555, Oakbrook Terrace, Illinois 60181-5555, or by contacting your broker. This Information Supplement is dated as of the date of the prospectus. All capitalized terms have been defined in the prospectus.


                                Table of Contents

                                                         Page

                Risk Factors                                2
                Sponsor Information                        21
                Trustee Information                        22
                Portfolio Termination                      22





INVESCO




RISK FACTORS

   Closed-End Funds. Closed-end funds' portfolios are managed and their shares are generally listed on a securities exchange. The net asset value of closed-end fund shares will fluctuate with changes in the value of the underlying securities that the closed-end fund owns. In addition, for various reasons closed-end fund shares frequently trade at a discount from their net asset value in the secondary market. The amount of such discount from net asset value is subject to change from time to time in response to various factors. Closed-end funds' articles of incorporation may contain certain anti-takeover provisions that may have the effect of inhibiting a fund's possible conversion to open-end status and limiting the ability of other persons to acquire control of a fund. In certain circumstances, these provisions might also inhibit the ability of stockholders (including a Portfolio) to sell their shares at a premium over prevailing market prices. This characteristic is a risk separate and distinct from the risk that a fund's net asset value will decrease. In particular, this characteristic would increase the loss or reduce the return on the sale of those closed-end fund shares that were purchased by a Portfolio at a premium. In the unlikely event that a closed-end fund converts to open-end status at a time when its shares are trading at a premium there would be an immediate loss in value to the Portfolios since shares of open-end funds trade at net asset value. Certain closed-end funds may have in place or may put in place in the future plans pursuant to which the fund may repurchase its own shares in the marketplace. Typically, these plans are put in place in an attempt by a fund's board of directors to reduce a discount on its share price. To the extent that such a plan is implemented and shares owned by a Portfolio are repurchased by a fund, the Portfolio's position in that fund will be reduced and the cash will be distributed.

   A Portfolio is prohibited from subscribing to a rights offering for shares of any of the closed-end funds in which it invests. In the event of a rights offering for additional shares of a fund, Unitholders should expect that a Portfolio will, at the completion of the offer, own a smaller proportional interest in such fund that would otherwise be the case. It is not possible to determine the extent of this dilution in share ownership without knowing what proportion of the shares in a rights offering will be subscribed. This may be particularly serious when the subscription price per share for the offer is less than the fund's net asset value per share. Assuming that all rights are exercised and there is no change in the net asset value per share, the aggregate net asset value of each shareholder's shares of common stock should decrease as a result of the offer. If a fund's subscription price per share is below that fund's net asset value per share at the expiration of the offer, shareholders would experience an immediate dilution of the aggregate net asset value of their shares of common stock as a result of the offer, which could be substantial.

   Closed-end funds may use leveraging in their portfolios. Leveraging can be expected to cause increased price volatility for those fund's shares, and as a result, increased volatility for the price of the Units of a Portfolio. There can be no assurance that a leveraging strategy will be successful during any period in which it is employed.

   Municipal Bonds. The closed-end funds in the Portfolio invest in certain types of bonds described below. Accordingly, an investment in the Portfolio should be made with an understanding of the characteristics of and risks associated with such bonds.

   Certain of the bonds in a closed-end fund may be general obligations of a governmental entity that are backed by the taxing power of such entity. Other bonds are revenue bonds payable from the income of a specific project or authority and are not supported by the issuer's power to levy taxes. General obligation bonds are secured by the issuer's pledge of its faith, credit and taxing power for the payment of principal and interest. Revenue bonds, on the other hand, are payable only from the revenues derived from a particular facility or class of facilities or, in some cases, from the proceeds of a special excise tax or other specific revenue source. There are, of course, variations in the security of the different bonds in a closed-end fund, both within a particular classification and between classifications, depending on numerous factors.

   Certain of the bonds in a closed-end fund may be obligations which derive their payments from mortgage loans. Certain of such housing bonds may be FHA insured or may be single family mortgage revenue bonds issued for the purpose of acquiring from originating financial institutions notes secured by mortgages on residences located within the issuer's boundaries and owned by persons of low or moderate income. Mortgage loans are generally partially or completely prepaid prior to their final maturities as a result of events such as sale of the mortgaged premises, default, condemnation or casualty loss. Because these bonds are subject to extraordinary mandatory redemption in whole or in part from such prepayments of mortgage loans, a substantial portion of such bonds will probably be redeemed prior to their scheduled maturities or even prior to their ordinary call dates. Extraordinary mandatory redemption without premium could also result from the failure of the originating financial institutions to make mortgage loans in sufficient amounts within a specified time period. Additionally, unusually high rates of default on the underlying mortgage loans may reduce revenues available for the payment of principal of or interest on such mortgage revenue bonds. In each case the issuer of the bonds has covenanted to comply with applicable requirements and bond counsel to such issuer has issued an opinion that the interest on the bonds is exempt from Federal income tax under existing laws and regulations. Certain issuers of housing bonds have considered various ways to redeem bonds they have issued prior to the stated first redemption dates for such bonds.

   Certain of the bonds in a closed-end fund may be health care revenue bonds. Ratings of bonds issued for health care facilities are often based on feasibility studies that contain projections of occupancy levels, revenues and expenses. A facility's gross receipts and net income available for debt service may be affected by future events and conditions including, among other things, demand for services and the ability of the facility to provide the services required, physicians' confidence in the facility, management capabilities, competition with other health care facilities, efforts by insurers and governmental agencies to limit rates, legislation establishing state rate-setting agencies, expenses, the cost and possible unavailability of malpractice insurance, the funding of Medicare, Medicaid and other similar third party pay or programs, government regulation and the termination or restriction of governmental financial assistance, including that associated with Medicare, Medicaid and other similar third party pay or programs.

   Certain of the bonds in a closed-end fund may be obligations of public utility issuers, including those selling wholesale and retail electric power and gas. General problems of such issuers would include the difficulty in financing large construction programs in an inflationary period, the limitations on operations and increased costs and delays attributable to environmental considerations, the difficulty of the capital market in absorbing utility debt, the difficulty in obtaining fuel at reasonable prices and the effect of energy conservation. In addition, Federal, state and municipal governmental authorities may from time to time review existing, and impose additional, regulations governing the licensing, construction and operation of nuclear power plants, which may adversely affect the ability of the issuers of certain of the bonds in a closed-end fund to make payments of principal and/or interest on such bonds.

   Certain of the bonds in a closed-end fund may be obligations of issuers whose revenues are derived from the sale of water and/or sewerage services. Such bonds are generally payable from user fees. The problems of such issuers include the ability to obtain timely and adequate rate increases, population decline resulting in decreased user fees, the difficulty of financing large construction programs, the limitations on operations and increased costs and delays attributable to environmental considerations, the increasing difficulty of obtaining or discovering new supplies of fresh water, the effect of conservation programs and the impact of "no-growth" zoning ordinances.

   Certain of the bonds in a closed-end fund may be industrial revenue bonds ("IRBs"). IRBs have generally been issued under bond resolutions pursuant to which the revenues and receipts payable under the arrangements with the operator of a particular project have been assigned and pledged to purchasers. In some cases, a mortgage on the underlying project may have been granted as security for the IRBs. Regardless of the structure, payment of IRBs is solely dependent upon the creditworthiness of the corporate operator of the project or corporate guarantor. Corporate operators or guarantors may be affected by many factors which may have an adverse impact on the credit quality of the particular company or industry. These include cyclicality of revenues and earnings, regulatory and environmental restrictions, litigation resulting from accidents or environmentally-caused illnesses, extensive competition and financial deterioration resulting from a corporate restructuring pursuant to a leveraged buy-out, takeover or otherwise. Such a restructuring may result in the operator of a project becoming highly leveraged which may impact on such operator's creditworthiness which in turn would have an adverse impact on the rating and/or market value of such bonds. Further, the possibility of such a restructuring may have an adverse impact on the market for and consequently the value of such bonds, even though no actual takeover or other action is ever contemplated or effected.

   Certain of the bonds in a closed-end fund may be obligations that are secured by lease payments of a governmental entity (hereinafter called "lease obligations"). Lease obligations are often in the form of certificates of participation. Although the lease obligations do not constitute general obligations of the municipality for which the municipality's taxing power is pledged, a lease obligation is ordinarily backed by the municipality's covenant to appropriate for and make the payments due under the lease obligation. However, certain lease obligations contain "non-appropriation" clauses which provide that the municipality has no obligation to make lease payments in future years unless money is appropriated for such purpose on a yearly basis. A governmental entity that enters into such a lease agreement cannot obligate future governments to appropriate for and make lease payments but covenants to take such action as is necessary to include any lease payments due in its budgets and to make the appropriations therefor. A governmental entity's failure to appropriate for and to make payments under its lease obligation could result in insufficient funds available for payment of the obligations secured thereby. Although "non-appropriation" lease obligations are secured by the leased property, disposition of the property in the event of foreclosure might prove difficult.

   Certain of the bonds in a closed-end fund may be obligations of issuers which are, or which govern the operation of, schools, colleges and universities and whose revenues are derived mainly from ad valorem taxes or for higher education systems, from tuition, dormitory revenues, grants and endowments. General problems relating to school bonds include litigation contesting the state constitutionality of financing public education in part from ad valorem taxes, thereby creating a disparity in educational funds available to schools in wealthy areas and schools in poor areas. Litigation or legislation on this issue may affect the sources of funds available for the payment of school bonds. General problems relating to college and university obligations include the prospect of a declining percentage of the population consisting of "college" age individuals, possible inability to raise tuitions and fees sufficiently to cover increased operating costs, the uncertainty of continued receipt of Federal grants and state funding, and government legislation or regulations which may adversely affect the revenues or costs of such issuers.

   Certain of the bonds in a closed-end fund may be obligations which are payable from and secured by revenues derived from the ownership and operation of facilities such as airports, bridges, turnpikes, port authorities, convention centers and arenas. The major portion of an airport's gross operating income is generally derived from fees received from signatory airlines pursuant to use agreements which consist of annual payments for leases, occupancy of certain terminal space and service fees. Airport operating income may therefore be affected by the ability of the airlines to meet their obligations under the use agreements. From time to time the air transport industry has experienced significant variations in earnings and traffic, due to increased competition, excess capacity, increased costs, deregulation, traffic constraints and other factors, and several airlines have experienced severe financial difficulties. Similarly, payment on bonds related to other facilities is dependent on revenues from the projects, such as user fees from ports, tolls on turnpikes and bridges and rents from buildings. Therefore, payment may be adversely affected by reduction in revenues due to such factors as increased cost of maintenance, decreased use of a facility, lower cost of alternative modes of transportation, scarcity of fuel and reduction or loss of rents.

   Certain of the bonds in a closed-end fund may be obligations which are payable from and secured by revenues derived from the operation of resource recovery facilities. Resource recovery facilities are designed to process solid waste, generate steam and convert steam to electricity. Resource recovery bonds may be subject to extraordinary optional redemption at par upon the occurrence of certain circumstances, including but not limited to: destruction or condemnation of a project; contracts relating to a project becoming void, unenforceable or impossible to perform; changes in the economic availability of raw materials, operating supplies or facilities necessary for the operation of a project or technological or other unavoidable changes adversely affecting the operation of a project; and administrative or judicial actions which render contracts relating to the projects void, unenforceable or impossible to perform or impose unreasonable burdens or excessive liabilities. The Sponsor cannot predict the causes or likelihood of the redemption of resource recovery bonds prior to the stated maturity of the bonds.

   Certain of the bonds in a closed-end fund may be subject to redemption prior to their stated maturity date pursuant to sinking fund provisions, call provisions or extraordinary optional or mandatory redemption provisions or otherwise. A sinking fund is a reserve fund accumulated over a period of time for retirement of debt. A callable debt obligation is one which is subject to redemption or refunding prior to maturity at the option of the issuer. A refunding is a method by which a debt obligation is redeemed, at or before maturity, by the proceeds of a new debt obligation. In general, call provisions are more likely to be exercised when the offering side valuation is at a premium over par than when it is at a discount from par. The exercise of redemption or call provisions will result in the distribution of principal and may result in a reduction in the amount of subsequent interest distributions. Extraordinary optional redemptions and mandatory redemptions result from the happening of certain events. Generally, events that may permit the extraordinary optional redemption of bonds or may require the mandatory redemption of bonds include, among others: a final determination that the interest on the bonds is taxable; the substantial damage or destruction by fire or other casualty of the project for which the proceeds of the bonds were used; an exercise by a local, state or Federal governmental unit of its power of eminent domain to take all or substantially all of the project for which the proceeds of the bonds were used; changes in the economic availability of raw materials, operating supplies or facilities or technological or other changes which render the operation of the project for which the proceeds of the bonds were used uneconomic; changes in law or an administrative or judicial decree which renders the performance of the agreement under which the proceeds of the bonds were made available to finance the project impossible or which creates unreasonable burdens or which imposes excessive liabilities, such as taxes, not imposed on the date the bonds are issued on the issuer of the bonds or the user of the proceeds of the bonds; an administrative or judicial decree which requires the cessation of a substantial part of the operations of the project financed with the proceeds of the bonds; an overestimate of the costs of the project to be financed with the proceeds of the bonds resulting in excess proceeds of the bonds which may be applied to redeem bonds; or an underestimate of a source of funds securing the bonds resulting in excess funds which may be applied to redeem bonds. The issuer of certain bonds in a closed-end fund may have sold or reserved the right to sell, upon the satisfaction of certain conditions, to third parties all or any portion of its rights to call bonds in accordance with the stated redemption provisions of such bonds. In such a case the issuer no longer has the right to call the bonds for redemption unless it reacquires the rights from such third party. A third party pursuant to these rights may exercise the redemption provisions with respect to a bond at a time when the issuer of the bond might not have called a bond for redemption had it not sold such rights. No one can predict all of the circumstances which may result in such redemption of an issue of bonds. See also the discussion of single family mortgage and multi-family revenue bonds above for more information on the call provisions of such bonds.

   California Risk Factors. The California Series is susceptible to political, economic or regulatory factors affecting issuers of California municipal obligations (the "California Municipal Obligations"). These include the possible adverse effects of certain California constitutional amendments, legislative measures, voter initiatives and other matters that are described. The information provided below is only a brief summary of the complex factors affecting the financial situation in California and is derived primarily from official statements and legislative analyses relating to the State's budget and from official statements for securities offerings of the State. These sources are generally available to investors and are believed to be accurate. No independent verification has been made of the accuracy or completeness of any of the following information. It is based in part on information obtained from various State and local agencies in California or contained in official statements for various California Municipal Obligations.

General Economic Conditions


   Economic Outlook. The economy of the State is the largest among the 50 states and one of the largest in the world. The diversified economy of the State has major components in high technology, trade, entertainment, agriculture, manufacturing, government, tourism, construction and financial services. Certain of the State's significant industries, such as high technology, are sensitive to economic disruptions in their export markets.

   Since the last quarter of 2010, the State's economy has slowly begun to emerge from the most severe economic downturn and financial pressure since the 1930s. In both California and the United States, improving labor market conditions, rising industrial output and gains in exports, among other factors, have been positive indicators of economic recovery. Analysts have stated that the upturn in the economic outlook is uncertain, however, and forecast a modest and prolonged recovery for the State and national economies due to continued high unemployment, weak housing markets, civil unrest in foreign oil-producing regions and the catastrophic earthquake and tsunami in Japan which has significant economic links with California. Job losses during the downturn resulted in sharp declines in consumer spending and anticipated tax revenues for the State and, while tax revenues in recent months have exceeded estimates, budgetary and financial strains on government spending plans remain a principal impediment to a more robust recovery of the California economy. There can be no assurance that the positive economic and fiscal trends will continue or that the economy will not become more difficult.

   As of April 2011, California's unemployment was 11.9%, compared to 12.4% in April 2010 (5.1% in April 2007), and job growth in the State increased by 1.0% during the same year-over-year period. While analysts have indicated that California appears to have entered a phase of stronger employment growth in recent months, employment growth in the State is projected to be weak relative to prior economic downturns (1.8% growth in 2012 and 2.2% growth in 2013), and analysts forecast that the State will not recover the jobs lost during the downturn until at least the third quarter of 2016.

   Geography. California's geographic location subjects it to earthquake and wildfire risks. It is impossible to predict the time, magnitude or location of a major earthquake or wildfire or its effect on the California economy. In January 1994, a major earthquake struck the Los Angeles area, causing significant damage in a four county area. In October 2007, a series of wildfire burned across Southern California, forcing approximately 1 million evacuations and causing significant damage in seven counties. The possibility exists that other such earthquakes or wildfires could create major dislocation of the California economy and could significantly affect State and local governmental budgets.

State Budgets

   Budget Process. California has a fiscal year ending on June 30 of each year. Under the State constitution, the Governor must submit a proposed budget to the Legislature by January 10 of the preceding fiscal year and the Legislature must adopt a final budget by June 15 of the preceding fiscal year. On November 2, 2010, the voters of California approved Proposition 25, which amended the State constitution to decrease the vote required for the Legislature to adopt a final budget from a two-thirds majority vote to a simple majority vote of the Legislature. Both the proposed budget and final budget are required to be balanced, in that General Fund expenditures must not exceed projected General Fund revenues and transfers for the fiscal year.

   California receives revenues from taxes, fees and other sources, the most significant of which are personal income tax, sales and use tax and corporate tax (which collectively constitute more than 90% of General Fund revenues and transfers). Due to historic revenue shortfalls in 2008 and 2009, the Legislature and Governor had to adopt three major budget plans for fiscal year 2009-10 in less than 11 months to resolve a projected budget deficit of $60 billion. While tax revenues to the State have trended upward in recent months, projections by the California Department of Finance for the 2011-12 fiscal year suggest that the State will continue to face budget gaps between $9.6 billion and $10.3 billion through fiscal year 2014-15, absent prompt corrective action, due to uncertainty in future revenue receipts and the elimination or expiration of certain enacted budget solutions.

   Current Budget. The California State Budget for the 2010-11 fiscal year (the "2010 Budget Act") was passed by the State Legislature and signed by the Governor on October 8, 2010, the latest budget enactment in California history. The 2010 Budget Act projected General Fund revenues and transfers of $94.2 billion and authorized General Fund expenditures of $86.6 billion for the fiscal year ended June 30, 2011. The 2010 Budget Act sought to close the estimated $19.3 billion budget deficit for the 2010-11 fiscal year by a combination of significant expenditure reductions, federal funding, reform of public pension benefits for newly hired State employees and other solutions the majority of which were one-time or temporary in nature. Assuming all of the budgetary goals of the 2010 Budget Act were achieved, the State projected a $1.3 billion available reserve at the end of the 2010-11 fiscal year.

   On November 10, 2010, the Legislative Analyst's Office ("LAO"), a non-partisan fiscal and policy adviser, released a report entitled "The 2010-11
Budget: California's Fiscal Outlook" (the "LAO Report"). Following an independent assessment of the State's economic outlook and projected General Fund revenues and expenditures, the LAO Report forecast that the State will incur a budget deficit of $6.1 billion as of June 30, 2011 (primarily due to the State's inability to fully realize anticipated federal funding and expenditure reductions) and will face a budget deficit of $25.3 billion in fiscal year 2011-12, unless significant and long-term corrective actions are taken. The LAO Report also projected substantial budget gaps in excess of $20 billion annually through fiscal year 2015-16.

   The Governor's Budget for the 2011-12 fiscal year ("2011 Governor's Budget"), released on January 10, 2011, provided an update to the State's economic outlook at the end of the 2010-11 fiscal year since the 2010 Budget Act. The 2011 Governor's Budget projected General Fund revenues and transfers of $90.7 billion (a decrease of $3.5 billion relative to the 2010 Budget Act) and General Fund expenditures of $92.8 billion (an increase of $6.2 billion relative to the 2010 Budget Act), creating a budget deficit of $7.4 billion as of June 30, 2011 (including the carryover deficit of $5.2 billion from the 2009-10 fiscal year) absent any corrective measures. Assuming all of the budgetary actions proposed by the Governor are implemented, the 2011 Governor's Budget projected that the budget deficit at the end of the 2010-11 fiscal year will be decreased by $4.1 billion.

   The May Revision to the Governor's Budget for the 2011-12 fiscal year (the "May Revision"), released on May 16, 2011, provided an update to the 2010-11 fiscal year projections in the Governor's Budget, projecting General Fund revenues and transfers in fiscal year 2010-11 of $94.5 billion and General Fund expenditures of $91.7 billion, creating a budget deficit of $4.2 billion as of June 30, 2011, absent any corrective measures. Assuming adoption of all of the Governor's revised proposals, the May Revision estimated a budget deficit of $3.5 billion as of June 30, 2011.

   Future Budgets. The 2011 Governor's Budget projected General Fund revenues and transfers in fiscal year 2011-12 of $89.7 billion and proposed General Fund expenditures of $84.6 billion for the 2011-12 fiscal year, assuming adoption of all proposed budget solutions. Absent enactment of the proposed budget solutions, the 2011 Governor's Budget projected a $25.4 billion deficit as of June 30, 2012 due primarily to a carryover deficit from fiscal year 2010-11, expiration of one-time or temporary budgetary actions and the State's inability to achieve certain enacted budget solutions. The 2011 Governor's Budget proposed to close the budget deficit through substantial expenditure reductions, shifting responsibility for certain State programs to local governments, and extension of temporary tax increases which would require voter approval at a special election in June 2011. Assuming enactment of the proposed budget's corrective actions, the 2011 Governor's Budget projected a $955 million available reserve at the end of the 2011-12 fiscal year.

   On March 24, 2011, in an effort to reduce a then-projected budget deficit of $26.6 billion for the 2011-2012 fiscal year, California enacted $13.4 billion in budgetary solutions, including expenditure reductions across several State programs, funding shifts and internal loans among State agencies. Additional budget solutions to close the remaining deficit will be proposed in the Governor's revised budget proposal which will be made available in May 2011.

   The May Revision projected General Fund revenues and transfers in fiscal year 2011-12 of $93.6 billion and proposed General Fund expenditures of $88.8 billion for the 2011-12 fiscal year, assuming adoption of all proposed budget solutions. The May Revision also estimated a budget deficit of $11.2 billion as of June 30, 2012, absent any corrective actions. Assuming all the proposed budget solutions in the May Revision are implemented, the Governor projected a General Fund reserve of $1.2 billion as of the 2011-12 fiscal year-end.

   In its May 19, 2011 "The 2011-12 Budget: Overview of the May Revision," the LAO concluded that the May Revision made a reasonable estimate of the State's current budget problem and commended the Governor's focus on multi-year budget solutions and plan to retire California's overhanging debt obligations. The LAO cautioned that a significant portion of the Governor's proposed budget solutions continues to be dependent on voter approval in an upcoming general election, creating significant uncertainty for state and local governments, and that the May Revision did not provide alternative solutions in case of voter rejection.

   It cannot be predicted what actions will be taken in the future by the Legislature and the Governor to deal with changing State revenues and expenditures. The State budget will be affected by national and State economic conditions and other factors.

   Significant Deterioration of State Finances. In 2009, the State Controller was forced to defer payment of $4.8 billion in general obligations for 30 days and issue nearly $2.6 billion in registered warrants (IOUs) in payment of non-mandated State obligations to prevent a severe cash deficit. While legislation enacted during special sessions of the Legislature in March 2010 and October 2010 permitted the State to defer approximately $9.7 billion in education and local government payments to avoid future liquidity difficulties, both the 2011 Governor's Budget and the LAO have projected continuing cash pressure during the 2011-12 fiscal year, absent prompt corrective action.

   Deficit Solutions. Since the enactment of the California State Budget for the 2008-09 fiscal year, the State has enacted $118 billion in budget solutions (including spending reductions, elimination or shifting of State-funded programs, additional taxes, and federal stimulus money to supplement State programs). These actions, however, have not resolved the State's multi-billion dollar budget deficits because most of the enacted measures (approximately 85% as of the 2010-11 fiscal year) were one-time or temporary solutions or subject to court challenges and unrealized assumptions. In the May Revision, the Governor proposed a variety of short-term and multi-year budget solutions to avoid further payment deferrals and external borrowing by the State and to pay down the State's obligations from deferrals, debts and budgetary borrowing in previous fiscal years.

   In its LAO Report, the LAO forecast that California will need to address a General Fund deficit of approximately $22.4 billion by fiscal year 2012-13 and a General Fund deficit of approximately $19.4 billion by fiscal year 2015-16, absent prompt legislative action. The LAO Report attributed its negative fiscal outlook to accrual of unfunded liabilities in public pension funds and the State's obligation in fiscal year 2012-13 to repay borrowed funds to local governments pursuant to Proposition 1A. The LAO in its report also cautioned that, absent permanent, ongoing budget solutions and a sustainable financial framework, California may struggle with insolvency in future fiscal years. The LAO reaffirmed its projections in its Overview of the Governor's Budget.

   Constraints on the Budget Process. Section 20(b)(3) of Article XVI of the State constitution requires the State to enact a balanced budget, establish a special reserve in the General Fund and restrict future borrowing to cover budget deficits. As a result of the provisions requiring the enactment of a balanced budget and restricting borrowing, the State may, in some cases, have to take immediate actions during the fiscal year to correct budgetary shortfalls. The balanced budget determination is made by subtracting expenditures from all available resources, including prior-year balances.

   If the Governor determines that the State is facing substantial revenue shortfalls or spending deficiencies, the Governor is authorized to declare a fiscal emergency and call the Legislature into special session to consider proposed legislation to address the emergency. If the Legislature fails to pass and send to the Governor legislation to address the budgetary or fiscal emergency within 45 days, the Legislature would be prohibited from acting on any other bills or adjourning in joint recess until such legislation is passed. During the economic downturn from fiscal year 2008-09 to fiscal year 2010-11, the Governor declared fiscal emergencies on January 10, 2008, December 1, 2008, July 1, 2009, January 8, 2010, July 28, 2010 and November 11, 2010, and called five special sessions of the Legislature to resolve the budget imbalances, enact economic stimulus and address the State's liquidity problems. The Governor reaffirmed the fiscal state of emergency in a proclamation dated January 20, 2011.

   Section 20(b)(3) of Article XVI of the State constitution also requires a specified portion of estimated annual General Fund revenues to be transferred by the Controller into a special reserve (the Budget Stabilization Account) no later than September 30 of each fiscal year. These transfers will be made until the balance in the Budget Stabilization Account reaches $8 billion or 5% of the estimated General Fund revenues for that fiscal year, whichever is greater, and then whenever the balance falls below the $8 billion or 5% target. The annual transfers can be suspended or reduced for a fiscal year by an executive order issued by the Governor no later than June 1 of the preceding fiscal year. The Governor issued such an executive order for each of the 2008-09, 2009-10 and 2010-11 fiscal years and the May Revision assumes the suspension of the annual transfer for fiscal year 2011-12.

   Section 20(b)(3) of Article XVI of the State constitution also prohibits certain future borrowing to cover budget deficits. This restriction applies to general obligation bonds, revenue bonds, and certain other forms of long-term borrowing. The restriction does not apply to certain other types of borrowing, such as short-term borrowing to cover cash shortfalls in the General Fund (including revenue anticipation notes or revenue anticipation warrants currently used by the State), or inter-fund borrowings.

State Indebtedness

   General Obligation Bonds and Revenue Bonds. As of May 1, 2011, the State had approximately $89.4 billion aggregate principal of outstanding long-term general obligation bonds and revenue bonds. The current estimate of the interest to be paid on the principal amount outstanding is approximately $73.9 billion. As of May 1, 2011, general obligation bond authorizations of approximately $38.3 billion remained unissued.

   Ratings. As of June 2011, the State's general obligation bonds were rated A1 by Moody's, A- by Standard & Poor's ("S&P"), and A- by Fitch Ratings. Though bonds issued by the State remain "investment grade" according to each ratings agency, California currently has the lowest credit rating of any state, and therefore pays higher interest rates than its peers when issuing general obligation bonds. The current fiscal outlook of the State as a result of the economic downturn increases the risk of investing in California municipal securities, including the risk of potential issuer default, and also heightens the risk of greater price volatility. The ratings agencies continue to monitor the State's budget outlook closely to determine whether to alter the ratings. It is not possible to determine whether, or the extent to which, Moody's, S&P or Fitch Ratings will change such ratings in the future.

   Infrastructure Planning. In January 2006, the Governor and Legislature launched the Strategic Growth Plan, a State program dedicated to rebuilding California's infrastructure. Despite the recession and budget problems, California has continued to invest in maintaining and improving the State's infrastructure through this program. In the November 2008 general election, California voters approved new general obligation bond measures authorizing $9.95 billion for a high-speed train service linking Southern California and the San Francisco Bay Area, $980 million for construction and renovation of children's hospitals and $900 million for mortgage loans to California veterans. The State has aggressively pursued and secured federal stimulus money under the American Recovery and Reinvestment Act of 2009 to fund other infrastructure projects.


Local Government

   The primary units of local government in California are the counties, which vary significantly in size and population. Counties are responsible for provision of many basic services, including indigent healthcare, welfare, courts, jails and public safety in unincorporated areas. There are also hundreds of incorporated cities and thousands of other special districts formed for education, utility and other services. Local governments are limited in their ability to raise revenues due to constitutional constraints on their ability to impose or increase various taxes, fees, and assessments without voter approval. Counties, in particular, have had fewer options to raise revenues than many other local government entities.

   Local governments in California have experienced notable financial difficulties from time to time, and there is no assurance that any California issuer will make full or timely payments of principal or interest or remain solvent. It should be noted that the creditworthiness of obligations issued by local California issuers may be unrelated to the creditworthiness of obligations issued by the State, and there is no obligation on the part of the State to make payment on such local obligations in the event of default.

   Senate Constitutional Amendment No. 4, enacted by the Legislature and approved by the voters in November 2004, has reduced the Legislature's authority over local government revenue sources by placing restrictions on the State's access to local governments' property, sales and vehicle licensing revenues. Senate Constitutional Amendment No. 4 also prohibits the State from mandating activities on cities, counties or special districts without providing for the funding needed to comply with the mandates. The State mandate provisions of Senate Constitutional Amendment No. 4 do not apply to schools or community colleges or to mandates relating to employee rights.

   Proposition 22, enacted by the Legislature and approved by the voters in November 2010, prohibits any future borrowing by the State from local government funds, and generally prohibits the Legislature from making changes in local government funding sources. Allocation of local transportation funds cannot be changed without an extensive process.

Constitutional and Legislative Factors

   Initiative constitutional amendments affecting State and local taxes and appropriations have been proposed and adopted pursuant to the State's initiative process from time to time. If any such initiatives are adopted, the State could be pressured to provide additional financial assistance to local governments or appropriate revenues as mandated by such initiatives. Propositions that may be adopted in the future may also place increasing pressure on the State's budget over future years, potentially reducing resources available for other State programs, especially to the extent any mandated spending limits would restrain the State's ability to fund such other programs by raising taxes. Because of the complexities of constitutional amendments and related legislation concerning appropriations and spending limits, the ambiguities and possible inconsistencies in their terms, the applicability of any exceptions and exemptions and the impossibility of predicting future appropriations, it is not possible to predict the impact on the bonds in the portfolio of the California Series.

Effect of Other State Laws on Bond Obligations

   Some of the California municipal securities in which the California Series can invest may be obligations payable solely from the revenues of a specific institution or secured by specific properties. These are subject to provisions of California law that could adversely affect the holders of such obligations. For example, the revenues of California healthcare institutions may be adversely affected by State laws reducing Medi-Cal reimbursement rates, and California law limits the remedies available to a creditor secured by a mortgage or deed of trust on real property. Debt obligations payable solely from revenues of healthcare institutions may also be insured by the State but no guarantee exists that adequate reserve funds will be appropriated by the Legislature for such purpose.

Litigation

   The State is a party to numerous legal proceedings, many of which normally occur in governmental operations. In addition, the State is involved in certain other legal proceedings that, if decided against the State might require the State to make significant future expenditures or impair future revenue sources. Because of the prospective nature of these proceedings, it is not presently possible to predict the outcome of such litigation or estimate the potential impact on the ability of the State to pay debt service costs on its obligations.

   On December 1, 2008, a settlement agreement among the parties in Department of Finance v. Commission on State Mandates, et al. (Sacramento Superior Court) was reached in connection with a dispute over reimbursement claims relating to State-mandated behavioral intervention plans for special education students. The settlement agreement, subject to legislative approval, requires the State to pay plaintiffs $510 million in retroactive reimbursements over six years, starting in fiscal year 2011-12, and to permanently increase special education funding by $65 million annually, beginning in fiscal year 2009-10. The settlement was dependent upon funding by the Legislature, which failed to provide funding for the settlement agreement. The trial court granted the request for dismissal filed by the Department of Finance. The school districts and county offices of education have indicated that they will seek reimbursement on their claims through the normal procedure.

   On August 29, 2008, the Los Angeles Superior Court ruled in favor of the plaintiff in Nortel Networks Inc. v. State Board of Equalization, a tax refund case involving the interpretation of certain statutory sales and use tax exemptions for "custom-written" computer software and licenses to use computer software. The Board appealed the adverse ruling and the appeal was heard on October 21, 2010. If upheld, the trial court ruling if applied to other similarly situated taxpayers could have a significant negative impact, in the range of approximately $500 million annually, on tax revenues. Two similar tax refund cases have been filed by Lucent Technologies, Inc. against the State Board of Equalization.

   On August 8, 2005, a lawsuit titled California Teachers Association et al. v. Arnold Schwarzenegger et al. was filed. Plaintiffs -- California Teachers Association, California Superintendent of Public Instruction Jack O'Connell, and various other individuals -- alleged that the California constitution's minimum school funding guarantee was not followed for the 2004-05 fiscal year and the 2005-06 fiscal year. On May 10, 2006, this matter was settled. Under the terms of the settlement agreement, the State agreed to retire the approximately $2.7 billion obligation beginning in fiscal year 2007-08 with a $300 million payment and then in annual payments of $450 million beginning in fiscal year 2008-09 until the full amount is paid. Due to the State's severe revenue decline, the California State Budget for fiscal year 2009-10, as amended, suspended the payment for the 2009-10 fiscal year. The 2010 Budget Act restarted the annual settlement payment by providing $30 million for fiscal year 2009-10 and $420 million for fiscal year 2010-11, a total of $450 million.

   New York Risk Factors. General. Over the long term, the State of New York (the "State") and the City of New York (the "City") face serious potential economic problems. The City accounts for approximately 41% of the State's population and personal income, and the City's financial health affects the State in numerous ways. Statewide, urban centers have experienced significant changes involving migration of the more affluent to the suburbs and an influx of generally less affluent residents. Regionally, the older Northeast cities have suffered because of the relative success that the South and the West have had in attracting people and business. The City also has had to face greater competition as other major cities have developed financial and business capabilities which make them less dependent on the specialized services traditionally available almost exclusively in the City.

   The economic and financial condition of the State of New York is affected by various financial, economic, social, environmental and political conditions. The equity market volatility and continuing uncertainty surrounding both global credit markets and bank balance sheets pose a particularly large degree of uncertainty for New York, and are of particular concern since the State's tax revenues are more reliant on the financial sector of the economy than are other states and other regions of the nation. The impact of the Federal financial reform package on the profitability of the State's finance industry is as yet unknown and consequently represents a major risk for bonuses and income going forward. Lower bonuses than projected reduce a major segment of income subject to tax as well as cut the level of economic activity generated by the spending of those wages. Similarly, should equity markets fail to grow as anticipated, both financial sector income and taxable capital gains realizations could be negatively affected. These effects would ripple through the State economy, depressing both employment and wage growth. An even weaker labor market than projected could also result in lower wages, which in turn could result in weaker household consumption. In contrast, stronger national and world economic growth, or a stronger upturn in stock prices, along with even stronger activity in mergers and acquisitions and other Wall Street activities, could result in higher wage and bonuses growth than projected.

   Other significant risks to the current economic forecast include: (i) global political instability, including the uncertain conflicts in Afghanistan, Iraq, and the Middle East in general; (ii) a return to high oil prices which could adversely affect many different sectors of the national and State economies;
(iii) continued weakness of consumer spending or a failure of investment spending to commence growth during the year, which could worsen recessionary conditions; and (iv) the potential for future terrorist attacks on U.S. soil.

   Economic Condition and Outlook. The State's Division of the Budget ("DOB") outlook for the national economy reflects uncertainty. The nation's recovery from the longest and most severe recession since the 1930s has been losing momentum. Although the national labor market has added private sector jobs every month through July 2010, the 153,000 jobs added in May, June and July combined were well below the 461,000 jobs added during the prior three months. This loss of momentum occurred while hundreds of thousands of temporary Census workers were leaving the workforce. The DOB projects U.S. personal income growth of 3.1 percent for 2010, followed by growth of 3.3 percent for 2011. This forecast reflects wage growth of 2.3 percent projected for 2010 and 4.0 percent for 2011.

   The New York State economy appears to have emerged from recession during the first quarter of 2010, and like the nation, experienced a solid first quarter. Strong finance and insurance sector profits for 2009 resulted in a pick-up in securities industry bonuses in the first quarter, with some spillover into the second quarter as well. However, the State was not immune from the loss of momentum that plagued the nation during the spring and summer. The State Labor Department estimates that private sector employment fell during three of the five months from May through September 2010. The DOB projects a State employment decline of 0.3 percent on an annual average basis for 2010, followed by growth of 0.8 percent for 2011. Private sector jobs are projected to fall 0.4 percent for 2010 and grow 1.2 percent in 2011. With financial markets taking longer to recover from the spring and summer's volatility than anticipated, DOB has revised down its forecast for State wage growth to 4.5 percent for 2010 and 2.9 percent for 2011.


   The City has a highly diversified economic base, with a substantial volume of business activity in the service, wholesale and retail trade and manufacturing industries and is the location of many securities, banking, law, accounting, new media and advertising firms. With a population of approximately 8,000,000, the City is an international center of business and culture, and a leading tourist destination. The City experienced an economic slowdown that began in 2001 as a result of the September 11 attack, a national economic recession and a downturn in the securities industry, and came to an end in 2003. Since then, Wall Street activity, tourism, and the real estate market have driven a broad based economic recovery, up until the economic slowdown that began in the second half of calendar year ("CY") 2007, which subsequently evolved into a recession in 2008 and continued to adversely impact the City's economy in 2010.


   Current and Outyear Fiscal Projections. On September 7, 2010, the State issued its Annual Information Statement containing among other disclosures, (a) extracts from the 2010-11 Enacted Budget Financial Plan, dated August 20, 2010, prepared by the DOB including the State's official Enacted Budget Financial Plan projections, and (b) a discussion of potential risks that may affect the Enacted Budget Financial Plan during the State's current fiscal year.

   The DOB projects that the Enacted Budget Financial Plan is balanced for 2010-11 and projects budget gaps of $9.0 billion in 2011-12, $14.6 billion in 2012-13, and $17.2 billion in 2013-14. General Fund spending is projected to grow at an average annual rate of 12.8 percent from 2010-11 through 2013-14 (the 2010-11 estimate is adjusted to exclude $2.1 billion in school aid payments that were budgeted in 2009-10 but paid in 2010-11). Spending growth in the General Fund is projected to increase sharply in 2011-12, reflecting an expected return to a lower Federal matching rate for Medicaid expenditures after June 30, 2011, which will increase the share of Medicaid costs that must be financed by State resources, and the expected loss of temporary Federal aid for education.

   For the 2010 fiscal year, New York City's General Fund had a total surplus of $3.651 billion, before discretionary and other transfers, and achieved balanced operating results in accordance with GAAP, except for the application of GASB 49, after discretionary and other transfers. The 2010 fiscal year is the thirtieth consecutive year that the City has achieved balanced operating results when reported in accordance with GAAP, except for the application of GASB 49.

   The City's expense and capital budgets for the 2011 fiscal year were adopted on June 29, 2010 (the "June 2010 Financial Plan"). The June 2010 Financial Plan, which was consistent with the City's expense and capital budgets as adopted for the 2011 fiscal year, projected revenues and expenses for the 2011 fiscal year balanced in accordance with GAAP, except for the application of GASB 49. The June 2010 Financial Plan projected gaps of $3.7 billion, $4.6 billion and $5.3 billion in fiscal years 2012 through 2014, respectively.

   On November 18, 2010, the City submitted to the Control Board the Financial Plan for the 2011 through 2014 fiscal years, which relates to the City and certain entities that receive funds from the City (the "Financial Plan"). The Financial Plan is a modification to the June 2010 Financial Plan, as subsequently modified by the financial plan submitted to the Control Board on July 13, 2010 (the "July 2010 Financial Plan"). The Financial Plan projects revenues and expenses for the 2011 fiscal year balanced in accordance with GAAP, except for the application of GASB 49, and projects gaps of $2.4 billion, $4.8 billion and $5.6 billion in fiscal years 2012 through 2014, respectively, after the implementation of a gap-closing program.

   The Financial Plan reflects, since the June 2010 Financial Plan, increases in projected net revenues of $79 million, $191 million, $81 million and $118 million in fiscal years 2011 through 2014, respectively. Changes in projected revenues include: (i) decreases in personal income tax revenues of $25 million in fiscal year 2011 and increases in personal income tax revenues of $223 million, $238 million and $371 million in fiscal years 2012 through 2014, respectively; (ii) an increase in business tax revenues of $85 million in fiscal year 2011 and decreases in business tax revenues of $58 million, $162 million and $203 million in fiscal years 2012 through 2014, respectively; (iii) an increase in real property transfer and mortgage recording tax revenues of $1 million in fiscal year 2011 and decreases in real property transfer and mortgage recording tax revenues of $85 million, $112 million and $137 million in fiscal years 2012 through 2014, respectively; (iv) increases in real property tax revenues of $7 million in each of fiscal years 2011 through 2014; (v) increases in sales tax revenues of $140 million and $19 million in fiscal years 2011 and 2012, respectively, and decreases in sales tax revenues of $12 million and $55 million in fiscal years 2013 and 2014, respectively; (vi) decreases in cigarette tax revenues of $5 million in each of fiscal years 2011 through 2014; (vii) decreases in State School Tax Relief Program aid of $163 million, $174 million $180 million and $182 million in fiscal years 2011 through 2014, respectively;
(viii) net increases in all other taxes of $31 million, $18 million, $16 million and $16 million in fiscal years 2011 through 2014, respectively; (ix) increases in State aid of $302 million in each of fiscal years 2012 through 2014 due to the restoration of State revenue sharing, which requires approval by the State; and (x) net increases in miscellaneous revenues of $8 million and $4 million in fiscal years 2011 and 2014, respectively, and net decreases in miscellaneous revenues of $56 million and $11 million in fiscal years 2012 and 2013, respectively.

   The Financial Plan also reflects, since the June 2010 Financial Plan, a decrease in projected net expenditures of $497 million in fiscal year 2011 and increases in projected net expenditures of $995 million, $1.3 billion and $1.3 billion in fiscal years 2012 through 2014, respectively. Changes in projected expenditures include: (i) decreases for pollution remediation of $150 million in each of fiscal years 2011 and 2012 and decreases of $200 million in each of fiscal years 2013 and 2014 as a result of the recent amendment of the Financial Emergency Act to permanently waive the budgetary impact of GASB 49, enabling the City to continue to finance certain pollution remediation costs with the issuance of bonds; (ii) increases for education of $853 million in each of fiscal years 2012 through 2014 resulting from the expiration of federal stimulus funding for education; (iii) increases of $180 million and $72 million in fiscal years 2011 and 2012, respectively, to compensate for the shortfall in additional federal Medicaid participation; (iv) increases in health insurance costs of $7 million, $126 million, $195 million and $276 million in fiscal years 2011 through 2014, respectively; (v) a decrease of $600 million in fiscal year 2011 and increases of $400 million in each of fiscal years 2012 through 2014, in the reserve for changes in pension funding assumptions and methodology, as a result of adjustments in the timing and amount of such changes; (vi) decreases in debt service of $23 million and $341 million in fiscal years 2011 and 2012, respectively, and increases in debt service of $45 million and $51 million in fiscal years 2013 and 2014, respectively; and (vii) increases in other expenses of $89 million and $35 million in fiscal year 2011 and 2012, respectively, and decreases in other expenses of $21 million and $114 million in fiscal years 2013 and 2014, respectively.

   The Financial Plan also reflects, since the June 2010 Financial Plan, an increase in the provision for prepayments of future expenses of $1.2 billion in fiscal year 2011 resulting in net expenditure reductions of $1.2 billion in fiscal year 2012.

   In addition, the Financial Plan sets forth a gap-closing program to maintain budget balance in fiscal year 2011, to increase the transfer of financial resources from fiscal year 2011 to fiscal year 2012 and to reduce previously projected gaps for each of fiscal years 2012 and 2013. The gap-closing actions include agency programs reflecting reduced agency expenditures or increased revenues totaling $585 million, $1.0 billion, $917 million and $914 million in fiscal years 2011 through 2014, respectively, including proposed headcount reductions of 2,102 and 8,264 in fiscal years 2011 and 2012, respectively, through either layoffs or attrition. These headcount reductions include pedagogical headcount reductions of 5,398 in fiscal year 2012.

   The Financial Plan assumes the receipt of a significant amount of State aid, which is reflected in the New York State Mid-Year Financial Plan Update dated November 1, 2010. The State projects a budget gap of $9.0 billion in its fiscal year 2011-2012. There can be no assurance that State aid to localities, including the City, will not be substantially reduced for the State's 2011-2012 fiscal year.


   Interim comments from the New York City Comptroller indicate that since the release of the Financial Plan the outlook for the local economy has improved considerably. The City's real Gross City Product ("GCP") grew by 5.3 percent in CY 2010 compared to the July estimate of 3.6 percent. For CY 2011, the City has increased its July estimate of real GCP from $558.1 billion to $568.4 billion. Other positive developments include higher than expected Wall Street profits, a strong rebound in the tourism industry with a record number of visitors in CY 2010 after a drop-off in CY 2009, and increased real estate transactions. As a result of these factors, the City has increased its tax revenue forecast for fiscal year 2011 by $1.07 billion. The higher revenue forecasts together with net downward revisions to the July expenditure estimates and agency programs to eliminate the gap result in a projected fiscal year 2011 budget surplus of $3.151 billion. This surplus will fund a fiscal year 2011 Budget Stabilization Account to provide budget relief for fiscal year 2012 through the prepayment of a portion of fiscal year 2012 debt service.

   With the exception of personal income tax revenue, all other tax revenues have been revised upwards from the July estimates. The largest increases in tax revenues are business and sales tax revenues which account for $831 million of the increase. Tax revenues are expected to increase by $2.8 billion in fiscal year 2011 from the fiscal year 2010 level of $37.2 billion. In fact, projected fiscal year 2011 tax revenues of $39.98 billion are $1.22 billion higher than the pre-recession fiscal year 2008 level of $38.8 billion. However, after adjusting for post fiscal year 2008 State and City actions, which on net, are expected to generate additional tax revenues of $2.62 billion in fiscal year 2011, tax revenues in fiscal year 2011 are $1.4 billion less than fiscal year 2008. Tax revenues adjusted on a common rate and base with fiscal year 2008 are not expected to surpass the fiscal year 2008 level until fiscal year 2012.


   General Government Results. For the fiscal year ending March 31, 2010, General Fund receipts, including transfers from other funds, totaled $52.6 billion, or $1.78 billion lower than the State's initial projections for 2009-10. General Fund disbursements, including transfers to other funds, totaled $52.2 billion, a decrease of $2.71 billion from initial projections. However, actual disbursements were affected by $2.1 billion in payment deferrals taken by the State to end the fiscal year without the use of its rainy day reserves and other designated balances. Without the deferrals, disbursements for the fiscal year would have been approximately $665 million below initial projections.

   In the final quarter of the fiscal year, in order to avoid depleting its reserves, the State deferred a planned payment to school districts ($2.1 billion), which reduced spending from planned levels, and certain tax refunds, which increased available receipts from planned levels ($500 million). Both the school aid payment and the tax refunds were scheduled to be paid in 2009-10, but, by statute, were not due until June 1, 2010. The combined value of the deferrals had the effect of increasing the closing balance in the General Fund for 2009-10 to $2.3 billion, or approximately $900 million above the level required to restore the rainy day reserves and other balances to their anticipated levels. The higher closing balance was due exclusively to the cash management actions described above and did not represent an improvement in the State's financial operations. In early April 2010, the State paid the $500 million in tax refunds that had been deferred from 2009-10 to 2010-11. On June 1, 2010, the State paid the $2.1 billion in school aid deferred from 2009-10.

   General Fund receipts, including transfers from other funds were $1.2 billion below 2008-09 results. Tax receipts decreased by $1.2 billion and transfers decreased by $750 million, partly offset by increased miscellaneous receipts of $744 million. The $1.2 billion annual decline in tax receipts included a $541 million decline in personal income taxes and a $302 million decline in sales and use tax receipts.

   General Fund disbursements, including transfers to other funds, were $2.4 billion below 2008-09 results. The annual decline reflects the deferral of $2.1 billion in school aid, the impact of mid-year spending reductions, and the use of Federal American Recovery and Reinvestment Act of 2009 funds in place of General Fund spending.

   The General Fund closing balance consisted of $1.2 billion in the State's rainy day reserves, $21 million in the contingency reserve fund (to guard against litigation risks), $96 million in the Community Projects Fund, and $978 million in the Refund Reserve Account, of which approximately $900 million was attributable to the deferrals described above.

   Overall Financial Position. For the fiscal year ending March 31, 2010, the State reported net assets of $28.1 billion, comprised of $64.3 billion in capital assets net of related debt, and $3.8 billion in restricted net assets offset by an unrestricted net assets deficit of $39.9 billion. Net assets reported for governmental activities decreased by $2.9 billion from a year ago, decreasing from $30.9 billion to $28 billion. Unrestricted net assets--the part of net assets that can be used to finance day-to-day operations without constraints established by debt covenants, enabling legislation, or other legal requirements--had a deficit of $38.5 billion at March 31, 2010.

   The deficit in unrestricted governmental net assets, which increased by nearly $3.1 billion in 2010, exists primarily because the State has issued debt for purposes not resulting in a capital asset related to State governmental activities. Such outstanding debt included securitizing the State's future tobacco settlement receipts ($3.3 billion), eliminating the need for seasonal borrowing by the Local Government Assistance Corporation ($3.6 billion), local highway and bridge projects ($3.7 billion), local mass transit projects ($2.1 billion), and a wide variety of grants and other expenditures not resulting in State capital assets ($12.7 billion). This deficit in unrestricted net assets of governmental activities can be expected to continue for as long as the State continues to have obligations outstanding for purposes other than the acquisition of State governmental capital assets.

   Net assets for business-type activities decreased by $2.9 billion (96.2 percent), to $116 million in 2010 compared to $3 billion in 2009. The decrease in net assets for business-type activities was caused primarily by: unemployment benefit payments for the Unemployment Insurance Fund exceeding employer contributions and investment earnings ($1.7 billion); State University of New York ("SUNY") and City University of New York Senior College operating expenses exceeding operating revenues and State support ($1 billion and $108 million, respectively); and Lottery expenses, including education aid transfers, exceeding revenues ($109 million).

   General Fund Budgetary Highlights. General Fund receipts exceeded disbursements by $353 million in 2009-10. The General Fund ended the fiscal year with a closing cash fund balance of $2.3 billion, which consisted of $1.2 billion in the State's rainy day reserve funds ($1 billion in the Tax Stabilization Reserve Account and $175 million in the Rainy Day Reserve Account), $96 million in the Community Projects Account, $21 million in the Contingency Reserve Account, and $978 million in refund reserves.

   Actual operating results were $923 million more favorable than anticipated in the original financial plan, and fell above the projections in the final financial plan by $928 million. The original financial plan projected that expenditures would exceed receipts by $570 million in 2009-10. During the fiscal year, actual receipts and disbursements were less than the level forecast in the original financial plan. The 2009-10 Enacted Budget plan assumed base tax decline of 6.7 percent for the fiscal year. However, base tax collections for 2009-10 actually declined from the prior year by approximately
7.1 percent. This is the result of weaker than anticipated collections in all major tax areas. Total disbursements from 2009-10 were lower than projected in the original financial plan, primarily attributable to the deferral of a planned payment to school districts that was scheduled in 2009-10 but, by statute, is not due until June 1, 2010. In addition, agency operating spending and other local aid spending was lower due to statewide cost-cutting initiatives implemented mid-year.

   The final financial plan (issued on February 9, 2010) projected negative General Fund operating results of $575 million, or $928 million below actual results. The most significant variances from the final financial plan include lower-than-anticipated collections in all major tax areas, except personal income tax and the payroll tax which exceeded projections, and the amount of the deferrals exceeding the level originally anticipated.

   Debt Administration. The State has obtained long-term financing in the form of voter-approved General Obligation debt (voter-approved debt) and other obligations that are authorized by legislation but not approved by the voters (non-voter-approved debt), including lease-purchase and contractual obligations where the State's legal obligation to make payments is subject to and paid from annual appropriations made by the Legislature or assignment of revenue in the case of Tobacco Settlement Revenue Bonds. One minor exception, Equipment and Building Capital Leases, and Mortgage Loan Commitments, which represent $437 million as of March 31, 2010, do not require legislative or voter approval. Other obligations include certain bonds issued through State public authorities, certificates of participation, and capital leases obtained through vendors. The State administers its long-term financing needs as a single portfolio of State-supported debt that includes general obligation bonds and other obligations of both its governmental activities and business-type activities. Most of the debt reported under business-type activities, all of which was issued for capital assets used in those activities, is supported by payments from resources generated by the State's governmental activities--thus it is not expected to be repaid from resources generated by business-type activities.

   At March 31, 2010, the State had $1.3 billion in State-supported (net) variable rate bonds outstanding and $2.6 billion in interest rate exchange agreements, in which the State issues variable rate bonds and enters into a swap agreement that converts the rate effectively to a fixed rate. In addition, the State had $1.8 billion in convertible bonds, which bear a fixed rate until future mandatory tender dates, at which time they can convert to either a fixed or variable rate.

   At March 31, 2010, variable rate bonds, net of those subject to the fixed rate swaps, were equal to 2.5% of the State-supported bonded debt portfolio. At March 31, 2010, the State had $55.3 billion in bonds, notes, and other financing agreements outstanding compared with $52.5 billion the year before, an increase of $2.8 billion.

   The State Constitution, with exceptions for emergencies, limits the amount of general obligation bonds that can be issued to that amount approved by the voters for a single work or purpose in a general election. The State Finance Law, through the Debt Reform Act of 2000 (the "Act"), also imposes phased-in caps on new State supported debt issued and related debt service costs. The Act also limits the use of debt to capital works and purposes, and establishes a maximum length of term for repayment of 30 years. The Act applies to all State-supported debt. The Act does not apply to debt issued prior to April 1, 2000, or to other obligations issued by public authorities where the State is not the direct obligor.

   The construction of certain State office buildings, campus facilities, and other public facilities has been financed through bonds and notes issued by public benefit corporations pursuant to lease/purchase agreements with the State. The State has also entered into financing arrangements with public benefit corporations that have issued bonds to finance past State budgetary deficits and grants to local governments for both capital and operating purposes. These lease/purchase and other financing arrangements which the State will repay over the duration of the agreements constitute long-term liabilities. The amount included in obligations under lease/purchase and other financing arrangements consists of total future principal payments and equals the outstanding balance of the related bonds and notes. Reporting relative to capitalized interest is also not included for leased capital assets.

   Risk Management. The State does not insure its buildings or their contents against theft, fire or other risks and does not insure its automobiles against the possibility of bodily injury and property damage. However, the State does have fidelity insurance on State employees. Workers' compensation coverage is provided on a self-insurance basis.

   Litigation. The State is a defendant in numerous legal proceedings pertaining to matters incidental to the performance of routine governmental operations. Such litigation includes, but is not limited to, claims asserted against the State arising from alleged torts, alleged breaches of contracts, condemnation proceedings, and other alleged violations of state and federal laws.

   Included in the State's outstanding litigation are a number of cases challenging the legality or the adequacy of a variety of significant social welfare programs primarily involving the State's Medicaid and mental health programs. Adverse judgments in these matters generally could result in injunctive relief coupled with prospective changes in patient care that could require substantial increased financing of the litigated programs in the future.

   With respect to pending and threatened litigation, the State has reported, in the governmental activities, liabilities of $480 million, of which $174 million pertains to SUNY, for awarded and anticipated unfavorable judgments. In addition, the State is party to other claims and litigation that its legal counsel has advised may result in possible adverse court decisions with estimated potential losses of approximately $331 million.


   Ratings. As of June 2011, all outstanding general obligation bonds of the State of New York are rated AA by S&P and Aa2 by Moody's, and all outstanding general obligation bonds of the City of New York are rated AA by S&P and Aa2 by Moody's. Any explanation concerning the significance of such ratings must be obtained from the rating agencies. There is no assurance that any ratings will continue for any period of time or that they will not be revised or withdrawn.


   Local Issuances. It should be noted that the creditworthiness of obligations issued by local New York issuers may be unrelated to the creditworthiness of obligations issued by the State of New York, and there is no obligation on the part of the State to make payment on such local obligations in the event of default.

   The foregoing information constitutes only a brief summary of some of the general factors which may impact certain issuers of bonds contained in the New York Series and does not purport to be a complete or exhaustive description of all adverse conditions to which the issuers of such obligations are subject. Additionally, many factors including national, economic, social and environmental policies and conditions, which are not within the control of the issuers of such bonds, could affect or could have an adverse impact on the financial condition of the State and various agencies and political sub-divisions thereof. The Sponsor is unable to predict whether or to what extent such factors or other factors may affect the issuers of the bonds contained in the New York Series, the market value or marketability of such bonds or the ability of the respective issuers of such bonds acquired by the New York Series to pay interest on or principal of such bonds.

   The New York Series is susceptible to political, economic or regulatory factors affecting issuers of New York municipal obligations (the "New York Municipal Obligations"). These include the possible adverse effects of certain New York constitutional amendments, legislative measures, voter initiatives and other matters that are described. The information provided above is only a brief summary of the complex factors affecting the financial situation in New York and is derived from sources that are generally available to investors and are believed to be accurate. No independent verification has been made of the accuracy or completeness of any of the following information. It is based in part on information obtained from various State and local agencies in New York or contained in Official Statements for various New York Municipal
Obligations.

   High-Yield Securities. An investment in Units of a Portfolio should be made with an understanding of the risks that an investment in "high-yield, high-risk" debt obligations or "junk" obligations may entail, including increased credit risks and the risk that the value of the Units will decline, and may decline precipitously, with increases in interest rates. In recent years there have been wide fluctuations in interest rates and thus in the value of debt obligations generally. Certain of the securities included in the funds in a Portfolio may be subject to greater market fluctuations and risk of loss of income and principal than are investments in lower-yielding, higher-rated securities, and their value may decline precipitously because of increases in interest rates, not only because the increases in rates generally decrease values, but also because increased rates may indicate a slowdown in the economy and a decrease in the value of assets generally that may adversely affect the credit of issuers of high-yield, high-risk securities resulting in a higher incidence of defaults among high-yield, high-risk securities. A slowdown in the economy, or a development adversely affecting an issuer's creditworthiness, may result in the issuer being unable to maintain earnings or sell assets at the rate and at the prices, respectively, that are required to produce sufficient cash flow to meet its interest and principal requirements. For an issuer that has outstanding both senior commercial bank debt and subordinated high-yield, high-risk securities, an increase in interest rates will increase that issuer's interest expense insofar as the interest rate on the bank debt is fluctuating. However, many leveraged issuers enter into interest rate protection agreements to fix or cap the interest rate on a large portion of their bank debt. This reduces exposure to increasing rates, but reduces the benefit to the issuer of declining rates. The sponsor cannot predict future economic policies or their consequences or, therefore, the course or extent of any similar market fluctuations in the future.

   "High-yield" or "junk" securities, the generic names for securities rated below BBB by Standard & Poor's, or below Baa by Moody's, are frequently issued by corporations in the growth stage of their development, by established companies whose operations or industries are depressed or by highly leveraged companies purchased in leveraged buyout transactions. The market for high-yield securities is very specialized and investors in it have been predominantly financial institutions. High-yield securities are generally not listed on a national securities exchange. Trading of high-yield securities, therefore, takes place primarily in over-the-counter markets that consist of groups of dealer firms that are typically major securities firms. Because the high-yield security market is a dealer market, rather than an auction market, no single obtainable price for a given security prevails at any given time. Prices are determined by negotiation between traders. The existence of a liquid trading market for the securities may depend on whether dealers will make a market in the securities. There can be no assurance that a market will be made for any of the securities, that any market for the securities will be maintained or of the liquidity of the securities in any markets made. Not all dealers maintain markets in all high-yield securities. Therefore, since there are fewer traders in these securities than there are in "investment grade" securities, the bid-offer spread is usually greater for high-yield securities than it is for investment grade securities. The price at which the securities may be sold and the value of a Portfolio will be adversely affected if trading markets for the securities are limited or absent. If the rate of redemptions is great, the value of a Portfolio may decline to a level that requires liquidation.

   Lower-rated securities tend to offer higher yields than higher-rated securities with the same maturities because the creditworthiness of the issuers of lower-rated securities may not be as strong as that of other issuers. Moreover, if a security is recharacterized as equity by the Internal Revenue Service for federal income tax purposes, the issuer's interest deduction with respect to the security will be disallowed and this disallowance may adversely affect the issuer's credit rating. Because investors generally perceive that there are greater risks associated with the lower-rated securities in the funds in a Portfolio, the yields and prices of these securities tend to fluctuate more than higher- rated securities with changes in the perceived quality of the credit of their issuers. In addition, the market value of high-yield, high-risk securities may fluctuate more than the market value of higher-rated securities since these securities tend to reflect short-term credit development to a greater extent than higher-rated securities. Lower-rated securities generally involve greater risks of loss of income and principal than higher-rated securities. Issuers of lower-rated securities may possess fewer creditworthiness characteristics than issuers of higher-rated securities and, especially in the case of issuers whose obligations or credit standing have recently been downgraded, may be subject to claims by debtholders, owners of property leased to the issuer or others which, if sustained, would make it more difficult for the issuers to meet their payment obligations. High-yield, high-risk securities are also affected by variables such as interest rates, inflation rates and real growth in the economy. Therefore, investors should consider carefully the relative risks associated with investment in securities that carry lower ratings.

   The value of the shares of the closed-end funds reflects the value of the portfolio securities, including the value (if any) of securities in default. Should the issuer of any security default in the payment of principal or interest, the closed-end funds in a Portfolio may incur additional expenses seeking payment on the defaulted security. Because amounts (if any) recovered by the funds in payment under the defaulted security may not be reflected in the value of the fund shares until actually received by the funds, and depending upon when a Unitholder purchases or sells his or her Units, it is possible that a Unitholder would bear a portion of the cost of recovery without receiving any portion of the payment recovered.

   High-yield, high-risk securities are generally subordinated obligations. The payment of principal (and premium, if any), interest and sinking fund requirements with respect to subordinated obligations of an issuer is subordinated in right of payment to the payment of senior obligations of the issuer. Senior obligations generally include most, if not all, significant debt obligations of an issuer, whether existing at the time of issuance of subordinated debt or created thereafter. Upon any distribution of the assets of an issuer with subordinated obligations upon dissolution, total or partial liquidation or reorganization of or similar proceeding relating to the issuer, the holders of senior indebtedness will be entitled to receive payment in full before holders of subordinated indebtedness will be entitled to receive any payment. Moreover, generally no payment with respect to subordinated indebtedness may be made while there exists a default with respect to any senior indebtedness. Thus, in the event of insolvency, holders of senior indebtedness of an issuer generally will recover more, ratably, than holders of subordinated indebtedness of that issuer.

   Obligations that are rated lower than "BBB" by Standard & Poor's, or "Baa" by Moody's, respectively, should be considered speculative as such ratings indicate a quality of less than investment grade. Investors should carefully review the objective of a Portfolio and consider their ability to assume the risks involved before making an investment in the Portfolio.

   Discount Securities. Certain of the securities held by the closed-end funds in a Portfolio may have been acquired at a market discount from par value at maturity. The coupon interest rates on the discount securities at the time they were purchased and deposited in the funds were lower than the current market interest rates for newly issued securities of comparable rating and type. If such interest rates for newly issued comparable securities increase, the market discount of previously issued securities will become greater, and if such interest rates for newly issued comparable securities decline, the market discount of previously issued securities will be reduced, other things being equal. Investors should also note that the value of securities purchased at a market discount will increase in value faster than securities purchased at a market premium if interest rates decrease. Conversely, if interest rates increase, the value of securities purchased at a market discount will decrease faster than securities purchased at a market premium. In addition, if interest rates rise, the prepayment risk of higher yielding, premium securities and the prepayment benefit for lower yielding, discount securities will be reduced. Market discount attributable to interest changes does not indicate a lack of market confidence in the issue.

   Premium Securities. Certain of the securities held by the closed-end funds in a Portfolio may have been acquired at a market premium from par value at maturity. The coupon interest rates on the premium securities at the time they were purchased by the fund were higher than the current market interest rates for newly issued securities of comparable rating and type. If such interest rates for newly issued and otherwise comparable securities decrease, the market premium of previously issued securities will be increased, and if such interest rates for newly issued comparable securities increase, the market premium of previously issued securities will be reduced, other things being equal. The current returns of securities trading at a market premium are initially higher than the current returns of comparable securities of a similar type issued at currently prevailing interest rates because premium securities tend to decrease in market value as they approach maturity when the face amount becomes payable. Because part of the purchase price is thus returned not at maturity but through current income payments, early redemption of a premium security at par or early prepayments of principal will result in a reduction in yield. Redemption pursuant to call provisions generally will, and redemption pursuant to sinking fund provisions may, occur at times when the redeemed securities have an offering side valuation which represents a premium over par or for original issue discount securities a premium over the accreted value.

   Liquidity. Whether or not the securities in the Portfolios are listed on an exchange, the securities may delist from the exchange or principally trade in an over-the-counter market. As a result, the existence of a liquid trading market could depend on whether dealers will make a market in the securities. We cannot guarantee that dealers will maintain a market or that any market will be liquid. The value of the securities could fall if trading markets are limited or absent.

   Additional Units. The Sponsor may create additional Units of the Portfolios by depositing into a Portfolio additional securities or cash with instructions to purchase additional securities. A deposit could result in a dilution of your investment and anticipated income because of fluctuations in the price of the securities between the time of the deposit and the purchase of the securities and because the Portfolios will pay brokerage or acquisition fees.

   Voting. Only the Trustee may sell or vote the securities in the Portfolios. While you may sell or redeem your Units, you may not sell or vote the securities in your Portfolio. The Trustee will vote the underlying funds in the same general proportion as shares held by other shareholders.

SPONSOR INFORMATION


   Van Kampen Funds Inc. is the Sponsor of your Portfolio. The Sponsor is a wholly owned subsidiary of Van Kampen Investments Inc. ("Van Kampen Investments"). Van Kampen Investments is a diversified asset management company that administers more than three million retail investor accounts and has extensive capabilities for managing institutional portfolios. Van Kampen Investments is an indirect wholly owned subsidiary of Invesco Ltd. ("Invesco"), a leading independent global investment manager that provides a wide range of investment strategies and vehicles to its retail, institutional and high net worth clients around the globe. On June 1, 2010, Invesco completed the previously announced acquisition of the retail asset management business, including Van Kampen Investments, from Morgan Stanley & Co. Incorporated. The Sponsor's principal office is located at 11 Greenway Plaza, Houston, Texas 77046-1173. As of June 30, 2010, the total stockholders' equity of Van Kampen Funds Inc. was $62,918,885 (unaudited). The current assets under management and supervision by Invesco and its affiliates were valued at approximately $616 billion as of December 31, 2010. (This paragraph relates only to the Sponsor and not to the Portfolios or to any other Series thereof. The information is included herein only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations. More detailed financial information will be made available by the Sponsor upon request).


   The Sponsor and your Portfolio have adopted a code of ethics requiring Van Kampen's employees who have access to information on Portfolio transactions to report personal securities transactions. The purpose of the code is to avoid potential conflicts of interest and to prevent fraud, deception or misconduct with respect to your Portfolio.

   If the Sponsor shall fail to perform any of its duties under the Trust Agreement or become incapable of acting or shall become bankrupt or its affairs are taken over by public authorities, then the Trustee may (i) appoint a successor Sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding amounts prescribed by the Securities and Exchange Commission, (ii) terminate the Trust Agreement and liquidate the Portfolios as provided therein or (iii) continue to act as Trustee without terminating the Trust Agreement.

TRUSTEE INFORMATION

   The Trustee is The Bank of New York Mellon, a trust company organized under the laws of New York. The Bank of New York Mellon has its principal unit investment trust division offices at 2 Hanson Place, 12th Floor, Brooklyn, New York 11217, (800) 856-8487. The Bank of New York Mellon is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

   The duties of the Trustee are primarily ministerial in nature. It did not participate in the selection of Securities for the Portfolios.

   In accordance with the Trust Agreement, the Trustee shall keep proper books of record and account of all transactions at its office for the Portfolios. Such records shall include the name and address of, and the number of Units of a Portfolio held by, every Unitholder. Such books and records shall be open to inspection by any Unitholder at all reasonable times during the usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The Trustee is required to keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during the usual business hours by any Unitholder, together with a current list of the Securities held in the Portfolios.

   Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of its responsibilities created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor. The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than 60 days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within 30 days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may remove the Trustee and appoint a successor trustee as provided in the Trust Agreement at any time with or without cause. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original trustee shall vest in the successor. The resignation or removal of a Trustee becomes effective only when the successor trustee accepts its appointment as such or when a court of competent jurisdiction appoints a successor trustee.

   Any corporation into which a Trustee may be merged or with which it may be consolidated, or any corporation resulting from any merger or consolidation to which a Trustee shall be a party, shall be the successor trustee. The Trustee must be a banking corporation organized under the laws of the United States or any state and having at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

PORTFOLIO TERMINATION

   A Portfolio may be liquidated at any time by consent of Unitholders representing 66 2/3% of the Units of the Portfolio then outstanding or by the Trustee when the value of the Securities owned by the Portfolio, as shown by any evaluation, is less than $500,000 ($3,000,000 if the value of the Portfolio has exceeded $15,000,000). A Portfolio will be liquidated by the Trustee in the event that a sufficient number of Units of the Portfolio not yet sold are tendered for redemption by the Sponsor, so that the net worth of the Portfolio would be reduced to less than 40% of the value of the Securities at the time they were deposited in the Portfolio. If a Portfolio is liquidated because of the redemption of unsold Units by the Sponsor, the Sponsor will refund to each purchaser of Units the entire sales charge paid by such purchaser. The Trust Agreement will terminate upon the sale or other disposition of the last Security held thereunder, but in no event will it continue beyond the Mandatory Termination Date.

   Commencing during the period beginning nine business days prior to, and no later than, the Mandatory Termination Date, Securities will begin to be sold in connection with the termination of a Portfolio. The Sponsor will determine the manner, timing and execution of the sales of the Securities. The Sponsor shall direct the liquidation of the Securities in such manner as to effectuate orderly sales and a minimal market impact. In the event the Sponsor does not so direct, the Securities shall be sold within a reasonable period and in such manner as the Trustee, in its sole discretion, shall determine. At least 45 days before the Mandatory Termination Date the Trustee will provide written notice of any termination to all Unitholders of a Portfolio. Unitholders will receive a cash distribution from the sale of the remaining Securities within a reasonable time following the Mandatory Termination Date. The Trustee will deduct from the funds of a Portfolio any accrued costs, expenses, advances or indemnities provided by the Trust Agreement, including estimated compensation of the Trustee, costs of liquidation and any amounts required as a reserve to provide for payment of any applicable taxes or other governmental charges. Any sale of Securities in a Portfolio upon termination may result in a lower amount than might otherwise be realized if such sale were not required at such time. The Trustee will then distribute to each Unitholder of a Portfolio his pro rata share of the balance of the Income and Capital Accounts of a Portfolio.

   The Sponsor may, but is not obligated to, offer for sale units of a subsequent series of a Portfolio. There is, however, no assurance that units of any new series of a Portfolio will be offered for sale at that time, or if offered, that there will be sufficient units available for sale to meet the requests of any or all Unitholders.

   Within 60 days of the final distribution Unitholders will be furnished a final distribution statement of the amount distributable. At such time as the Trustee in its sole discretion will determine that any amounts held in reserve are no longer necessary, it will make distribution thereof to Unitholders in the same manner.




                       CONTENTS OF REGISTRATION STATEMENT

     This Amendment of the Registration Statement comprises the following papers and documents:

              The Facing Sheet of Form S-6.
              The Prospectus.
              The Undertaking to File Reports.
              The Signatures.
              The Written Consents of Legal Counsel, Initial Evaluator and
                 Independent Registered Public Accounting Firm.

   The following exhibits:

     1.1  Trust Agreement.

   1.1.1  Standard Terms and Conditions of Trust. Reference is made to Exhibit
          1.1.1 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 284 (File No. 333-57836) dated May 2, 2001.

     1.2 Certificate of Incorporation of Van Kampen Funds Inc. Reference is made to Exhibit 1.2 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     1.3 By-laws of Van Kampen Funds Inc. Reference is made to Exhibit 1.3 to the Registration Statement on Form S-6 of Van Kampen Focus Portfolios, Series 320 (File No. 333-75548) dated January 2, 2002.

     1.4 Form of Dealer Agreement. Reference is made to Exhibit 1.4 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Municipal Series 560 (File No. 333-122799) dated May 18, 2005.

     2.1 Form of Code of Ethics. Reference is made to Exhibit 2.1 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Municipal Series 890 (File No. 333-165240) dated June 2, 2010.

     2.2 Consultant Agreement. Reference is made to Exhibit 2.2 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Series 493 (File No. 333-123108) dated April 14, 2005.

     3.1 Opinion and Consent of Counsel as to the legality of securities being registered.

     3.2 Opinion and Consent of Counsel as to the federal, New York and California income tax status of securities being registered.

     3.3  Opinion of Counsel as to the Trustee and the Trust.

     4.1  Consent of Initial Evaluator.

     4.2  Consent of Independent Registered Public Accounting Firm.

     6.1 List of Officers and Directors of Van Kampen Funds Inc. Reference is made to Exhibit 6.1 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Municipal Series 890 (File No. 333-165240) dated June 2, 2010.

     7.1 Powers of Attorney. Reference is made to Exhibit 7.1 to the Registration Statement on Form S-6 of Van Kampen Unit Trusts, Municipal Series 890 (File No. 333-165240) dated June 2, 2010.



                           UNDERTAKING TO FILE REPORTS

   Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                                   SIGNATURES

   The Registrant, Van Kampen Unit Trusts, Series 1111, hereby identifies Van Kampen Merritt Insured Income Trust, Series 1; Insured Municipals Income Trust and Investors' Quality Tax-Exempt Trust, Multi-Series 189, Multi-Series 213 and Multi-Series 300; Van Kampen Merritt Emerging Markets Income Trust, Series 1; Van Kampen Merritt Utility Income Trust, Series 1; Van Kampen Merritt Equity Opportunity Trust, Series 1, Series 2, Series 4 and Series 7; Van Kampen American Capital Equity Opportunity Trust, Series 13, Series 14, Series 57 and Series 89; Van Kampen Focus Portfolios, Series 235, Series 265, Series 314, Series 366 and Series 402; Van Kampen Focus Portfolios, Taxable Income Series 47; and Van Kampen Unit Trusts, Series 427, Series 450, Series 687, Series 778, Series 894, Series 908, Series 827, Series 963, Series 984, Series 1009, Series 1027 and Series 1050 for purposes of the representations required by Rule 487 and represents the following: (1) that the portfolio securities deposited in the series as to the securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series; (2) that, except to the extent necessary to identify the specific portfolio securities deposited in, and to provide essential financial information for, the series with respect to the securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the registration statements for such previous series as to which the effective date was determined by the Commission or the staff; and (3) that it has complied with Rule 460 under the Securities Act of 1933.

   Pursuant to the requirements of the Securities Act of 1933, the Registrant, Van Kampen Unit Trusts, Series 1111, has duly caused this Amendment to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Chicago and State of Illinois on the 3rd day of June, 2011.

                                             VAN KAMPEN UNIT TRUSTS, SERIES 1111

                                         BY: VAN KAMPEN FUNDS INC., as Depositor

                                                         By: /s/ JOHN F. TIERNEY
                                                          ----------------------
                                                                  Vice President

   Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed below on June 3, 2011, by the following persons who constitute the principal officers and a majority of the Board of Directors of Van Kampen Funds Inc.:

          SIGNATURE                             TITLE

John S. Cooper                            Director and President

Steven Massoni                            Director and President

David A. Hartley                          Treasurer and Chief Financial Officer


                                                         By: /s/ JOHN F. TIERNEY
                                                             -------------------
                                                             (Attorney-in-fact*)


---------------------
* An executed copy of each of the related powers of attorney is filed herewith or incorporated herein by reference as set forth in Exhibit 7.1.